Exhibit 99.1

Dear Shareholders:

I am writing to you today about the proposed scheme of arrangement (“Arrangement”) between Xylo Technologies Ltd. (“Xylo” or the “Company”) and its existing shareholders as of the effective time of the Arrangement. The Arrangement was filed at the request of one of Xylo’s shareholders, L.I.A. Pure Capital Ltd., a company incorporated under the laws of the State of Israel, (“Pure Capital”), holding 5.66% of our issued and outstanding ordinary shares of Xylo. Under the terms of the Arrangement, if approved, Pure Capital will purchase from Xylo’s shareholders the remaining Xylo’s issued and outstanding share capital, whether held through as ordinary shares, no par value (“Ordinary Shares”) or through American Depositary Shares (“ADSs”, and together with the Ordinary Shares, the “Securities”). Each ADS represents 40 Ordinary Shares. Pursuant to the Arrangement, each Xylo shareholder or ADS holder shall be entitled to receive in cash, without interest and less any applicable withholding taxes, $0.13125 for each of Xylo’s ordinary share and/or $5.25 for each of ADS, owned by such holder as of the effective time of the Arrangement.

The ADSs are traded on the Nasdaq Capital Market (“Nasdaq”). On April 17, 2025, the last reported sale price of the ADSs on Nasdaq, was $4.95 per ADS.

The Arrangement is intended to be effected as a “scheme of arrangement” within its meaning under Section 350 of the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”) and will be subject to Israeli court approval.

If the Arrangement is finalized, Pure Capital will purchase the Securities from Xylo’s shareholders and ADS holders, such that, immediately following the Arrangement, Xylo will be a direct wholly-owned subsidiary of Pure Capital. Following the consummation of the Arrangement, the ADSs will be delisted from Nasdaq.

Xylo is convening two special shareholder meetings in order to obtain the shareholder approval necessary to consummate the Arrangement. All of Xylo’s shareholders or ADS holders are invited to attend the first meeting (the “First Meeting”); all of Xylo’s shareholders or ADS holders are invited to attend the second meeting (the “Second Meeting” and together with the First Meeting, the “Meetings”), except (i) Pure Capital, (ii) Pure Capital’s controlling shareholder, and (iii) holders of Ordinary Shares or ADSs, who have an ongoing business relationship with Pure Capital or its controlling shareholder.

At the Meetings, the shareholders and ADS holders will be asked to vote and approve the Arrangement. The Arrangement cannot be consummated unless at each Meeting a majority of the shareholders present (in person or by proxy) and voting (not including abstentions), who hold together at least 75% of the Ordinary Shares represented at each of the Meetings approve the Arrangement.

Under Israeli law, holders of the Securities are not entitled to statutory dissenters’ rights in connection with the Arrangement; however, if you object to the Arrangement, you may file an objection with the court within ten days of the publication of the filing of the motion to approve the Arrangement, but not less than five days prior to the court hearing scheduled to approve the Arrangement.

Only holders of record of the Securities at the close of business on April 28, 2025 (“Record Date”), are entitled to attend and vote at the Meetings or any adjournment or postponement thereof.

The board of directors of Xylo has decided not to object to Pure Capital’s proposal, considering it fair.

Whether or not you plan to attend the Meetings, it is important that your Ordinary Shares or ADSs be represented and voted at the Meetings. Accordingly, after reading the enclosed Notice of Special Meetings of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE ISRAELI SECURITIES AUTHORITY, NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED IF THIS INFORMATION STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Yours sincerely,

Liron Carmel
Chief Executive Officer

NOTICE OF SPECIAL MEETINGS OF THE SHAREHOLDERS

OF XYLO TECHNOLOGIES LTD.

to be held on May 27, 2025

Notice is hereby given of a special meeting of:

(i)	all holders of Xylo Technologies Ltd.’s ordinary shares, no par value (“Ordinary Shares”) or American Depositary Shares (“ADS”, each ADS representing 40 Ordinary Shares and together with the Ordinary Shares, the “Securities”) traded on the Nasdaq Capital Market (“Nasdaq”), are invited to attend a meeting to be held on May 27, 2025, at 3:00 p.m. (Israel time) and any adjournment thereof (the “First Meeting”);

(ii)	all holders of Xylo’s Ordinary Shares or ADSs, except (i) L.I.A. Pure Capital Ltd. (“Pure Capital”), (ii) Pure Capital’s controlling shareholder and (iii) holders of Securities, who have an ongoing business relationship with Pure Capital or its controlling shareholder, to be held on May 27, 2025, at 3:30 p.m. (Israel time) (the “Second Meeting” and together with the First Meeting, the “Meetings”).

The Meetings will be held at the offices of Meitar | Law Offices, 16 Abba Hillel Rd., Ramat Gan, Israel.

At each of the Meetings, Xylo’s shareholders or ADS holders will be asked to consider and vote upon the proposal to approve the scheme of arrangement (the “Arrangement”), by and among Xylo and its shareholders, pursuant to which Pure Capital will acquire all of the issued and outstanding share capital of Xylo, whether held through as Ordinary Shares or ADSs under the provisions of Section 350 of the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”).

Only shareholders or ADS holders at the close of business on April 28, 2025 (the “Record Date”) will be entitled to receive notice of, and to vote at the respective Meetings. All shareholders and ADS holders are cordially invited to attend the First Meeting in person or by proxy. Shareholders and ADS holders, other than Pure Capital, its controlling shareholder and persons having an ongoing business relationship with Pure Capital or its controlling shareholder, are cordially invited to attend the Second Meeting in person or by proxy.

Discussion at each of the Meetings will commence if a quorum is present. A quorum for each of the Meetings is constituted by two or more Xylo shareholders (or ADS holders) who are present in person or by proxy, or who have delivered to Xylo a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least ten percent (10%) of the voting power in Xylo. If a quorum is not present within half an hour of the time designated for each of the Meetings, the Meetings will be adjourned until May 27, 2025, to 4:30 and 5:00 p.m., respectively. At any adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at each of the Meetings and documents related to the resolutions, as well as the text of the proxy card, may be inspected at Xylo’s offices, which are located 10 HaNechoshet St., Tel-Aviv, Israel, during normal business hours and by prior coordination with Ms. Tali Dinar, Chief Financial Officer (Tel: +972-3-6899124).

Vote Required for Approval of Each of the Proposals

At each Meeting a majority of the shareholders present (in person or by proxy) and voting (not including abstentions), who hold together at least 75% of the Ordinary Shares represented at each of the Meetings is required in order to approve the Arrangement

Under Israeli law, every voting shareholder or ADS holder is required to notify the Company whether such shareholder or ADS holder is (i) Pure Capital, (ii) Pure Capital’s controlling shareholder or (iii) has an ongoing business relationship with Pure Capital or its controlling shareholder (an “Interested Shareholder”). To avoid confusion, every shareholder or ADS holder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the approval of the Arrangement at the First Meeting, and not for or against approval of the Arrangement at the Second Meeting), please notify Xylo’s Chief Financial Officer, Ms. Tali Dinar, at c/o Xylo Technologies Ltd., HaNechoshet 10, Tel Aviv, Israel, telephone: +972-3-689-9124 or by email (talid@xylotech.ai). If your ADSs are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify Xylo as described in the preceding sentence.

Whether or not you plan to attend the Meetings, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to Xylo’s offices no later than 5:00 p.m. (Israel time) on May 26, 2025, with a proof of ownership on the Record Date in accordance with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Holders of ADSs should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Securities and Exchange Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. Such proxy statement will also be available on Xylo’s website at www.medigus.com.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tali Dinar (Tel: +972-3-689-9124).

By Order of the Board of Directors,

Liron Carmel,
Chief Executive Officer
Date: April 21, 2025

Sources of Additional Information

This document incorporates important additional information about Xylo from documents that are not included in or delivered with this document.

Documents relating to Xylo incorporated by reference are available from Xylo without charge, excluding all exhibits to such documents unless Xylo has specifically incorporated the exhibit by reference into this document. You may obtain documents relating to Xylo incorporated by reference in this document by requesting them in writing or by telephone from Xylo at the following address and telephone number:

Xylo Technologies Ltd.

Attention: Ms. Tali Dinar, Chief Financial Officer

10 HaNechoshet St.

Tel Aviv, Israel

+972-3-689-9124

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “WHERE YOU CAN FIND MORE INFORMATION.”

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Companies Involved with the Arrangement

Xylo Technologies Ltd. (the “Company” or “Xylo”) is an Israeli company listed on the Nasdaq Capital Market, and headquartered in Tel Aviv, Israel.

L.I.A. Pure Capital Ltd. (“Pure Capital”) is a company incorporated under the laws of the State of Israel, headquartered in Tel Aviv. Pure Capital is an Israeli private company, operating as an investment company.

See “CERTAIN INFORMATION ABOUT XYLO.”

Recommendation of the Xylo Board of Directors

After thoroughly considering relevant factors, including several alternatives, the board of directors of Xylo resolved not to object to Pure Capital’s proposal, considering it fair.

Economic Analysis

The summary of the analysis (the “Economic Analysis”) prepared by IFS Consulting and Investments (2009) Ltd. (“IFS”) contained below and elsewhere in this proxy statement, is qualified in its entirety by reference to the Economic Analysis of IFS, a copy of which is attached to this proxy statement as Appendix A and which we incorporate by reference into this proxy statement. This summary does not purport to be complete and may not contain all of the information about the Economic Analysis that is important to you. We encourage you to carefully read the Economic Analysis in its entirety. This Economic Analysis prepared by IFS does not include a recommendation regarding the advisability of the proposed Arrangement from the perspective of the Company and/or from the perspective of Xylo’s shareholders. This analysis is consistent with the Israeli Supreme Court ruling regarding the determination of the fair value of shares held by offerees in a full tender offer.

Preliminary. IFS relied on data from Xylo’s management and certain subsidiaries for this analysis, based on their best knowledge. IFS did not perform independent verifications or audits, relying instead on information deemed reliable and up to date. It does not express an opinion on the data’s adequacy, and changes to the data may affect the Economic Analysis. IFS acknowledges that economic valuations are not exact and depend on the valuator’s judgment. IFS declared no personal interest in the Company’s shares or its subsidiaries and affiliates, and its fee was not contingent on the results of its analysis.

Ownership Structure. As of February 19, 2025 (the “Valuation Date”), Xylo holds significant stakes in various entities (excluding any inactive), including (1) Eventer Technologies, (2) Charging Robotics Inc., (3) GERD IP, Inc., (4) Solterra Energy Ltd., (5) Gix Internet Ltd., (6) ZIG MIAMI 54 LLC, (7) Metagram Software Ltd., (8) Laminera Ltd., (9) Safee Cyber Ltd., and (10) Colugo Systems Ltd.

Description of an Asset-Intensive and Investment Company and the Discount Implied in Its Value. Despite potential benefits like limited liability and economies of scale, holding companies often trade at a discount to the aggregate value of their subsidiaries, due to (1) costs associated with maintaining the parent entity, (2) limited investor discretion in selecting and timing investments, (3) the potential for inefficient diversification, (4) suboptimal resource allocation and (5) information asymmetry.

Methodology. The valuation of the subsidiaries was primarily conducted using the Discounted Cash Flow (DCF) method, aligning with the Israeli Supreme Court principles for determining fair value. While the asset-based valuation (NAV), comparable transactions, and multiples methods are recognized, their applicability is contingent on specific circumstances. The potential impact of a control premium was also considered

Valuation of the Company’s Equity. The total value of investments in Group A Companies (as defined in the Economic Analysis) is estimated at USD 3,465 thousand. The balance sheet balance of loans to subsidiaries was estimated at approximately USD 4,011 thousand, while the fair value was estimated at approximately USD 1,567 thousand. The fair value of investment in Group B Companies (as defined in the Economic Analysis) is USD 5,291 thousand. The valuation is based on Xylo’s management forecasts. Xylo’s equity is estimated at approximately USD 16,361 thousand with USD 426 thousand in liabilities. The discounted value of general and administrative expenses is approximately USD 7,187 thousand.

The value of Xylo, prior to contingent liabilities, is estimated at USD 9,174 thousand, calculated from equity of USD 16,361 thousand less corporate overhead costs of USD 7,187 thousand. There are no other pending claims or exposures to contingent liabilities beyond those provided for in the financial statements as of December 31, 2023, with the exception of a claim pertaining to the ownership of shares in Eventer Ltd. (“Eventer”). Therefore, Xylo’s fair value, after accounting for this specific exposure, is estimated to be within the range of USD 7,508 thousand to USD 8,460 thousand.

Other Considerations

In making the determination not to object to the Arrangement, the board of directors of Xylo also noted that:

●	the Arrangement is conditioned on the approval of the Israeli court, which may grant a shareholder a hearing to object to the Arrangement and may refrain from issuing an order authorizing the Arrangement, even if the Arrangement has been approved by the requisite majority of Xylo’s shareholders (see “SPECIAL FACTORS - THE ARRANGEMENT - Israeli Court Approval and Right to Object”); and

●	under Israeli law, the Arrangement cannot be completed unless a majority of the shareholders of Xylo present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at each of the Meetings approve the Arrangement. See “INFORMATION ABOUT THE SPECIAL MEETINGS - Required Vote for the Arrangement Proposal.”

For a full description of these considerations and other considerations of the board of directors of Xylo, see “SPECIAL FACTORS - THE ARRANGEMENT - Recommendation of the Board of Directors of Xylo.”

Interests of Xylo’s Directors and Executive Officers; Security Ownership of Xylo’s Directors and Executive Officers

When considering whether to vote “FOR” the proposal to approve the Arrangement, you should be aware that directors and executive officers of Xylo have interests in the Arrangement that may be different from your interests, including:

●	Xylo has agreed to provide indemnification and liability insurance benefits to present and former directors and executive officers of Xylo and its subsidiaries for a period of seven years following the consummation of the Arrangement; and

●	Xylo’s directors and executive officers hold restricted shares units (“RSUs”), which, if unvested, are subject to acceleration upon consummation of the Arrangement (see “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”). Assuming the Arrangement was consummated on April 17, 2025, the aggregate benefit to all executive officers and directors as a group (6 persons) as a result of the acceleration of 974,419 RSUs at the consummation of the Arrangement would have been $127,893.

As of April 17, 2025, the directors and executive officers of Xylo, as a group, held 1,832,277 Ordinary Shares of Xylo, representing approximately 3.58% of the issued and outstanding share capital of Xylo on such date.

The board of directors of Xylo was aware of these interests, as well as the interests discussed in “SPECIAL FACTORS - THE ARRANGEMENT - Interests of Xylo’s Directors and Executive Officers” and considered them in approving the Arrangement.

See “SPECIAL FACTORS - THE ARRANGEMENT - Interests of Xylo’s Directors and Executive Officers.”

The Arrangement

The Arrangement

The Arrangement is being effected as a “scheme of arrangement” between Xylo and its shareholders under Section 350 of the Israeli Companies Law, and will be subject to Israeli court approval. In the Arrangement, Pure Capital will purchase all of the issued and outstanding share capital of Xylo that is not already owned by Pure Capital. Following the consummation of the Arrangement, Xylo will become a wholly-owned subsidiary of Pure Capital.

Following the consummation of the Arrangement, the ADSs will be delisted from Nasdaq.

Consideration

If the Arrangement is consummated, each Ordinary Share of Xylo issued and outstanding as of the effective time of the Arrangement will be converted into a right to receive $0.13125 (or $5.25 per ADS) in cash, without interest thereon and less any applicable withholding taxes, other than ordinary shares held, directly or indirectly, by Pure Capital, and “dormant shares” as that term is defined under the Israeli Companies Law.

For example, a Xylo shareholder who holds 10 ADSs (or 400 Ordinary Shares), will receive $52.50 at the effective time of the Arrangement.

Treatment of Equity Awards

Under the Arrangement and subject to its consummation, each option to purchase Ordinary Shares of Xylo that is outstanding prior to the effective time of the Arrangement will automatically be cancelled, as these options are “out of money”. Unvested RSUs granted to directors, executive officers and employees will be accelerated as part of the Arrangement.

See “SPECIAL FACTORS - THE ARRANGEMENT - Effects of the Arrangement” and “TERMS OF THE ARRANGEMENT - Treatment of Equity Awards and Long Term Incentive Plans.”

Conditions to the Arrangement

The parties will finalize the Arrangement only if the parties satisfy or waive certain conditions. The conditions include, among others:

●	Israeli court approval must have been obtained in accordance with the Israeli Companies Law; and

●	no applicable law or order of any jurisdiction enjoins, or prohibits consummation of the Arrangement.

Israeli Court Approval and Right to Object

The Arrangement is intended to be effected as a “scheme of arrangement” between Xylo and its shareholders under Section 350 of the Israeli Companies Law. If Xylo shareholder approval for the Arrangement is obtained, Xylo and Pure Capital must seek Israeli court approval of the Arrangement and will publish notice of the receipt of shareholder approval of the Arrangement.

You should note that if, at the Meetings, the Arrangement is approved by Xylo’s shareholders, you will have the right to submit to the Israeli court your objection to the scheme of arrangement contemplated by the Arrangement within ten days following the publication of the filing of the motion to approve the Arrangement, and no later than five days before the Israeli court hearing, scheduled to approve the Arrangement, is held. However, no dissenters’ or appraisal rights are available to Xylo’s shareholders or ADS holders in connection with the Arrangement.

See “SPECIAL FACTORS - THE ARRANGEMENT - Israeli Court Approval and Right to Object” and “SPECIAL FACTORS - THE ARRANGEMENT - No Dissenters’ or Appraisal Rights.”

Material U.S. Federal and Israeli Income Tax Consequences

The exchange of shares of Xylo for cash pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes and a taxable event for Israeli tax purposes. Israeli law, however, generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as Nasdaq. However, non-Israeli resident shareholders of Xylo who acquired their shares prior to Xylo’s initial public offering on March 12, 2006, and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the double tax treaty (the “Treaty”) concluded between Israel and the United States, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares or ADSs pursuant to the Arrangement. Withholding requirements may apply to the consideration receivable in the transaction. See “SPECIAL FACTORS - THE ARRANGEMENT - Material U.S. Federal and Israeli Tax Consequences.”

As discussed in the section called “SPECIAL FACTORS - THE ARRANGEMENT - Material U.S. Federal Income Tax Consequences,” you cannot use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you under the Internal Revenue Code.

You should consult your tax advisor about the particular tax consequences of the Arrangement to you.

Risk Factors

You should note that the Arrangement involves certain risks. You should consider these risks in evaluating how to vote your Ordinary Shares or ADSs at the Meetings. See “RISK FACTORS,” on page 28.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND SPECIAL MEETINGS

The following are some of the questions that you, as a shareholder of Xylo, may have, and answers to those questions. These questions and answers, as well as the summary preceding the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, and both the questions and answers nor the summary preceding the questions and answers is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the Arrangement.

Q:	Why am I receiving this document?

A:	You are a shareholder of Xylo (whether directly or through ADSs). On March 20, 2025, the District Court of Tel Aviv (Economic Division) instructed Xylo to convene a shareholder meeting (or meetings) pursuant to Pure Capital’s request per Section 350 of the Israeli Companies Law.

The Arrangement is intended to be effected as a “scheme of arrangement” between Xylo and its shareholders under Section 350 of the Israeli Companies Law, and will be subject to Israeli court approval. Following the consummation of the Arrangement, the ADSs will be delisted from Nasdaq and Xylo will become a wholly-owned subsidiary of Pure Capital.

Xylo is convening two special shareholder meetings (the “Meetings”) in order to obtain the shareholder approval necessary to finalize the Arrangement. At the Meetings, shareholders of Xylo will be asked to vote and approve the Arrangement. The Arrangement cannot be consummated unless a majority of the shareholders of Xylo present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at each of the Meetings approve the Arrangement. See “SPECIAL FACTORS - THE ARRANGEMENT - Israeli Court Approval and Right to Object” and “INFORMATION ABOUT THE SPECIAL MEETINGS - Required Vote for the Arrangement Proposal.”

Under Israeli law, Xylo’s shareholders or ADS holders are not entitled to statutory dissenters’ or appraisal rights in connection with the Arrangement; however, if you object to the Arrangement, you may file an objection with the Israeli court within ten days of the publication of the filing of the motion to approve the Arrangement, but not less than five days prior to the Israeli court hearing scheduled to approve the Arrangement.

The enclosed voting materials allow you to vote your Ordinary Shares or ADSs without attending the Meetings. Your vote is very important and we encourage you to vote by proxy as soon as possible.

We have included in this document important information about the Arrangement and the Meetings. Also included in or incorporated by reference into this document is important information about Xylo and the other companies involved with the Arrangement. You should read this information and the information incorporated by reference into this document carefully and in its entirety.

Q:	What do I need to do now?

A:	Read and consider the information contained in this document carefully, and then vote your Ordinary Shares or ADSs as soon as possible by returning your signed and completed proxy so that your shares or ADSs may be represented at the Meetings.

Q:	What will I receive in the Arrangement?

A:

If the Arrangement is consummated, shareholders will be entitled to receive $0.13125 per ordinary share (or $5.25 per ADS) in cash, without interest thereon and less any applicable withholding taxes, for each share of Xylo that shareholders own as of the effective time of the Arrangement, other than shares held, directly or indirectly, by Pure Capital. The cash consideration of $0.13125 will not change based on the fluctuations of the market price of the ADSs through the date on which the Arrangement is consummated.

For example, a shareholder who holds 10 ADSs (or 400 Ordinary Shares), will receive $52.50 at the effective time of the Arrangement.

After due consideration of the advantages and disadvantages of becoming a subsidiary of Pure Capital, Xylo’s board of directors has decided not to object to Pure Capital’s proposal, considering it fair.

See “SPECIAL FACTORS - THE ARRANGEMENT - Xylo’s Reasons for the Arrangement.”

Q:	What alternatives did the board of directors of Xylo consider to the Arrangement?

A:	The board of directors of Xylo has considered several alternatives to the Arrangement, including liquidating Xylo’s assets and distributing the proceeds as a dividend and remaining a public company. The board of directors of Xylo determined that there was no relevant nor attractive alternative for Xylo’s shareholders other than the Arrangement. See “SPECIAL FACTORS - THE ARRANGEMENT - Xylo’s Reasons for the Arrangement - Recommendation of the Board of Directors of Xylo.”

Q:	What will be the effect of the Arrangement?

A:	The consummation of the Arrangement will have the following effects:

●	All shareholders will be entitled to receive $0.13125 (or $5.25 per ADS) in cash, without interest thereon and less any applicable withholding taxes, for each share of Xylo that such shareholders held as of the effective time of the Arrangement, other than shares held directly or indirectly by Pure Capital;

●	Pure Capital will hold 100% of the issued and outstanding shares of Xylo; and

●	The ADSs will be delisted from Nasdaq, and no public market will exist for Xylo’s shares or the ADSs.

Q:	Who will be eligible for payment at the effective time of the Arrangement?

A:	Shareholders who retain ownership of their Ordinary Shares and/or ADSs at the effective time of the Arrangement will be eligible to receive remuneration pursuant to the terms of the Arrangement. If you dispose of your Ordinary Shares or ADSs before the effective time of the Arrangement you will not receive remuneration pursuant to the terms of the Arrangement.

Q:	When do you expect the Arrangement to be consummated?

A:	We are working towards consummating the Arrangement as quickly and as reasonably possible. Certain conditions must be satisfied or waived before the Arrangement is completed, including the affirmative vote of the required shareholders and the receipt of the Israeli court approval of the Arrangement. See “TERMS OF THE ARRANGEMENT - Conditions to the Arrangement” for a summary description of these conditions. Assuming the Arrangement is approved at the Meetings and by the court, we expect to close the Arrangement during the 2025 calendar year or as soon as possible thereafter.

Q:	Am I entitled to dissenters’ or appraisal rights?

A:	No. Under Israeli law, Xylo’s shareholders or ADS holders are not entitled to statutory dissenters’ or appraisal rights in connection with the Arrangement. However, if you object to the Arrangement, you may file an objection with the Israeli court within ten days of the publication of the filing of the motion to approve the Arrangement, but not less than five days prior to the Israeli court hearing scheduled to be held to approve the Arrangement.

Q:	Will I continue to be able to trade my ADSs on Nasdaq following the Meetings?

A:	Holders of ADSs are expected to be able to trade their ADSs on the Nasdaq Capital Market approximately until the date upon which the Arrangement is consummated, at which time the ADSs will be delisted from Nasdaq.

Q:	What will happen to unexercised options to purchase ordinary shares of Xylo and RSUs?

A:	Under the Arrangement and subject to its consummation, each option to purchase Ordinary Shares of Xylo that is outstanding prior to the effective time of the Arrangement will automatically be cancelled, as these options are “out of money”. Unvested RSUs granted to the directors, executive officers and employees of Xylo will be accelerated as part of the Arrangement.

Q:	Are there any risks related to the proposed transaction?

A:	Yes. You should carefully review the section entitled “RISK FACTORS” beginning on page 28 and in the documents incorporated by reference into this document.

Q:	When and where will the Meetings be held?

A:	The First Meeting is scheduled to be held on May 27, 2025, at 3:00 p.m. (Israel time). The Second Meeting is scheduled to be held on May 27, 2025, at 3:30 p.m. (Israel time). Both Meetings will be held at the offices of Meitar Law Offices, 16 Abba Hillel Rd., Ramat Gan, Israel.

Q:	How can I vote?

A:	If you are entitled to vote at the Meetings, you can vote in person at the Meetings, or you can vote by proxy before the Meetings. Even if you plan to attend the Meetings, we encourage you to vote your Ordinary Shares or ADSs by proxy as soon as possible. After carefully reading and considering the information contained in, and incorporated by reference into, this document, please submit your signed and completed proxy in accordance with the instructions set forth on the enclosed proxy card.

For detailed information, please see “INFORMATION ABOUT THE SPECIAL MEETINGS - How to Vote.”

Q:	What vote of the shareholders of Xylo is required to complete the Arrangement?

A:	Xylo is convening two special shareholder meetings in order to obtain the shareholder approval necessary to complete the Arrangement. At the Meetings, shareholders will be asked to vote and approve the Arrangement. The Arrangement cannot be completed unless a majority of the shareholders of Xylo present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at each of the Meetings approve the Arrangement. See “SPECIAL FACTORS - THE ARRANGEMENT - Israeli Court Approval and Right to Object” and “INFORMATION ABOUT THE SPECIAL MEETINGS - Required Vote for the Arrangement Proposal.”

Under Israeli law, Xylo’s shareholders or ADS holders are not entitled to statutory dissenters’ or appraisal rights in connection with the Arrangement; however, if you object to the Arrangement, you may file an objection with the Israeli court within ten days of the publication of the filing of the motion to approve the Arrangement, but not less than five days prior to the Israeli court hearing scheduled to be held to approve the Arrangement.

Q:	Who is entitled to vote at the First Meeting?

A:	Xylo has fixed April 28, 2025, as the record date for the Meetings (the “Record Date”). All of Xylo’s shareholders or ADS holders as of the Record Date are invited to attend the First Meeting.

Q:	Who is entitled to vote at the Second Meeting?

A:	All of Xylo’s shareholders or ADS holders as of the Record Date are invited to attend the Second Meeting, except for (i) Pure Capital, (ii) Pure Capital’s controlling shareholder, and (iii) Xylo’s shareholders or ADS holders who have an ongoing business relationship with Pure Capital or its controlling shareholder (each, an “Interested Shareholder”).

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the approval of the Arrangement at the First Meeting, and not for or against approval of the Arrangement at the Second Meeting, please notify Xylo’s Chief Financial Officer, Ms. Tali Dinar, at c/o Xylo Technologies Ltd., HaNechoshet 10, Tel Aviv, Israel, telephone: +972-3-689-9124 or by email (talid@xylotech.ai). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify Xylo as described in the preceding sentence.

Q:	What happens if I do not indicate how to vote my shares on the proxy card?

A:	If you do not include instructions on how to vote your Ordinary Shares or ADSs properly signed and dated proxy card, your Ordinary Shares or ADSs will be voted “FOR” the approval of the Arrangement.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your ADSs are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the ADSs held for you in what is known as “street name”. If this is the case, this document has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your ADSs. If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” ADSs, your broker, bank or other nominee might not be permitted to vote your “street name” ADSs on the proposal to approve the Arrangement. You should therefore be sure to provide your broker, bank or other nominee with instructions on how to vote your ADSs.

Q:	Do executive officers and directors of Xylo have any personal interests in the Arrangement?

A:	Yes. Executive officers and directors of Xylo have personal interests in the Arrangement that are different from, or are in addition to, those of Xylo’s shareholders generally. These interests include the following:

●	Current executive officers of Xylo are expected to continue their employment with Xylo following the consummation of the Arrangement;

●	Xylo has agreed to provide customary “run-off” insurance benefits to present and former directors and executive officers of Xylo and its subsidiaries for a period of seven years following the consummation of the Arrangement; and

●	Xylo directors and executive officers hold unvested RSUs that will be accelerated upon consummation of the Arrangement (see “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”). Assuming the Arrangement was finalized on April 17, 2025, the aggregate benefit to all executive officers and directors as a group (6 persons) as a result of the acceleration of unvested RSUs at closing in connection with the transaction would have been $127,893.

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:	Xylo’s shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of shareholders, or with the ADS depositary, in the case of ADS holders, a written notice of revocation or duly executed proxy bearing a later date.

Your attendance at the Meetings, in and of itself, will not revoke your proxy. Additionally, if you have instructed a broker to vote your shares, you must follow your broker’s directions to change those instructions.

Q:	If I purchased my Ordinary Shares or ADSs of Xylo after the Record Date for the Meetings, may I vote these shares at the Xylo Meetings?

A:	No. A shareholder or an ADS holder is not entitled to vote shares or ADSs purchased after the Record Date because the shareholder was not the record holder of those shares or ADSs on the Record Date. Only the record holder as of the Record Date may vote shares.

Q:	Will the exchange of shares of Xylo for cash pursuant to the Arrangement be a taxable transaction for U.S. federal income tax and Israeli income tax purposes?

A:	Yes. The exchange of Ordinary Shares or ADSs for cash pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax and Israeli tax purposes and may also be a taxable transaction under other applicable tax laws.

While such exchange is a taxable event for Israeli tax purposes, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as Nasdaq. However, non-Israeli Xylo shareholders who acquired their shares prior to Xylo’s initial public offering, and who do not qualify for an exemption from Israeli capital gains tax under the Israeli Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the double tax treaty concluded between Israel and the United States, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares or ADSs in the Arrangement. Withholding requirements may apply with respect to the consideration to which Xylo’s shareholders and ADS holders will be entitled, and when submitting your shares or ADSs for payment of the Arrangement consideration, you may be required to provide certain information or declarations in connection with such requirements. See “SPECIAL FACTORS - THE ARRANGEMENT - Material U.S. Federal and Israeli Income Tax Consequences.”

As discussed in the section called “SPECIAL FACTORS - THE ARRANGEMENT - Material U.S. Federal and Israeli Income Tax Consequences - Material U.S. Federal Income Tax Consequences,” you cannot use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you under the Internal Revenue Code.

Q:	What should I do if I have questions about the Meetings, the Arrangement or this document?

A:	If you have any questions about the Meetings, the Arrangement or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact Xylo’s Chief Financial Officer:

Xylo Technologies Ltd.

Attention: Ms. Tali Dinar, Chief Financial Officer

10 Hanechoshet St., Tel Aviv, Israel

+972 3-689-9124

If your broker holds your ADSs, you may also call your broker for additional information.

SPECIAL FACTORS – ARRANGEMENT

General

The following section summarizes certain material terms of the Arrangement.

Structure of the Arrangement

The Arrangement is being effected as a “scheme of arrangement” between Xylo and its shareholders under Section 350 of the Israeli Companies Law. Approval of the Arrangement cannot be obtained unless a majority of the shareholders of Xylo present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at each of the Meetings approve the Arrangement.

Following the approval of the shareholders and the receipt of the Israeli court approval, upon consummation of the Arrangement, Xylo will continue as wholly owned subsidiary of Pure Capital.

Consideration

If the Arrangement is completed, each share of Xylo issued and outstanding as of the effective time of the Arrangement will be acquired by Pure Capital for a price of $0.13125 per share (or $5.25 per ADS).

Schedule of Important Dates

The following schedule shows important dates and events in connection with the Meetings:

Event	Date
Record date for the Meetings	April 28, 2025
Date of the Meetings	May 27, 2025

The Arrangement will not be considered final until the Israeli court approves it. We expect to receive court approval for the arrangement as soon as possible after the Meetings.

Background of the Arrangement

Xylo was incorporated on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983 under the name of Medigus Ltd. On March 12, 2006, Xylo completed its initial public offering in Israel, and its Ordinary Shares were traded on the TASE until January 25, 2021. In May 2015, Xylo listed its ADSs on Nasdaq and since August 2015 the ADSs have been traded therein under the symbol “MDGS”. Following a 20:1 reverse share split of Xylo’s Ordinary Shares effected on July 7, 2022, together with a 1:15 ratio change of the ADSs on November 14, 2022, each ADS represented fifteen (15) Ordinary Shares. On March 6, 2024, Xylo’s shareholders approved an amendment to the Articles of Association to implement a name change to Xylo Technologies Ltd., under the symbol “XYLO”. The change of name became effective on April 1, 2024, and symbol change became effective on April 18, 2024. On August 5, Xylo executed a ratio change of the ADRs resulting in a reverse split of its ADR program on the basis of one (1) new ADS for every 2.666666 old ADSs held. As a result, the number of Ordinary Shares represented by each ADS was changed from fifteen (15) Ordinary Shares to forty (40) Ordinary Shares.

In April 2019, Xylo engaged Pure Capital as a consultant, to provide various services to Xylo.

On November 15, 2024, Xylo entered into a definitive warrants purchase agreement with Pure Capital, pursuant to which Xylo agreed to issue and sell to such investor in a registered direct offering, or the Offering, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 454,752 ADSs. The Pre-Funded Warrants have an exercise price of $0.001 and may be exercised at any time until exercised in full. Pure Capital (together with its affiliates) may not exercise any portion of the Pre-Funded Warrants to the extent that it would own more than 4.99% of Xylo’s issued and outstanding share capital immediately after such exercise.

On December 24, 2024, Pure Capital, through its legal representatives, submitted a request to call a general meeting of Xylo’s shareholders, pursuant to Section 350 of the Israeli Companies Law (in this section, the “Request”).

On December 29, 2024, Xylo was notified of the Request.

On January 2, 2025, Xylo’s board of directors met to discuss the Company’s response to the Request. At that meeting the board of directors approved the engagement of an independent financial consultant to perform an economic analysis on the Company and decided, pursuant to the terms of the consulting agreement with Pure Capital, to terminate the consulting agreement.

On January 13, 2025, with agreement from Pure Capital, Xylo requested that the court grant it an extension for submitting its reply to the Request, until February 13, 2025, in order to enable Xylo and its board of directors to analyze the Request, which the court granted.

On January 22, 2025, Pure Capital, through its legal representative, informed Xylo’s board of directors of its willingness to engage in discussions with Xylo regarding the proposed purchase price of Xylo’s Ordinary Shares and ADSs pursuant to the Request. Xylo expressed its willingness to engage in these discussions once it received the results of the initial Economic Analysis.

On February 13, 2025, Xylo, with Pure Capital’s agreement, requested an additional extension to further analyze the Request until March 6, 2025, which the court granted.

On February 16, 2025, in order to facilitate further discussion regarding the Request, Pure Capital and Xylo signed a mutual non-disclosure agreement.

On February 19, 2025, following a phone call between the legal representatives of Pure Capital and Xylo, Xylo noted that according to the initial Economic Analysis conducted on its behalf, the ADS price was close to $6.5 per ADS. Pure Capital stated that given the above valuation and the trading price of the ADSs on Nasdaq was then $4.48 per ADS (with an average price-per-ADS over the past six months of $3.73 per ADS), it proposed setting the purchase price pursuant to the Request on $5.25 per ADS.

On February 27, 2025, Xylo’s board of directors convened to discuss the analysis prepared by IFS, and, the board of directors requested that IFS conduct further analysis on the Company’s possible alternatives moving forward.

On March 3, 2025, Xylo’s legal counsel informed Pure Capital’s legal counsel that (i) unvested restricted share units granted to Xylo’s officers, directors and employees pursuant to the Xylo’s share incentive plan would undergo acceleration assuming the Arrangement was finalized (pursuant to the grant letters signed by Xylo and the grantees of such restricted share units); and (ii) Xylo intended to acquire “run-off” insurance, as is customary in change-of-control transactions.

On March 3, 2025, Xylo’s board of directors met to discuss IFS’ further analysis. Following a discussion of Xylo’s alternatives, the board of directors resolved after thoroughly considering relevant factors, including several alternatives, that the Company should not object to the Arrangement, which is fair.

On March 4, 2025, Pure Capital submitted an amendment to the Request (the “Amended Request”). The Amended Request increased Pure Capital’s proposal for the acquisition of the remaining Xylo’s issued and outstanding share capital to an updated purchase price of $0.13125 per Ordinary Share of Xylo (or $5.25 per ADS) as opposed to the previous proposed purchase price of $0.0925 per Ordinary Share of Xylo (or $3.70 per ADS). The Amended Request further clarified, subject to shareholder approval of the Arrangement, that (i) Pure Capital commits to purchase the ADSs underline the RSUs granted to the Company’s employees, officers and directors that are subject to acceleration upon a change of control; and (ii) Xylo will purchase customary run-off insurance as of the date the Arrangement becomes effective.

On March 12, 2025, Xylo filed a response to the Request (the “Response”) with the court, stating that following Xylo’s engagement with an independent valuation expert, and after due consideration of the Amended Request, Xylo’s board of directors does not oppose the convention of a general meeting and intends to present its position that the proposed Arrangement terms are fair. Furthermore, due to the fact that certain confidential information regarding the Arrangement and the Amended Request (the “Classified Information”) was attached to the Response, Xylo requested permission from the court to submit the Classified Information in a closed session and under a temporary confidentiality order, accessible only to the court, Pure Capital, and any other respondent as determined by the court (subject to confidentiality assurances). This measure was sought to prevent selective information disclosure until the filing date of the notice and proxy statement for the general meeting of Xylo’s shareholders, at which point the information would be made public. On March 13, 2025, the court approved the Amended Request as submitted.

On March 20, 2025, the court ordered Xylo to call a shareholders meeting (or meetings), in order to discuss and approve the Arrangement.

On March 27, 2025, Xylo, in agreement with Pure Capital, submitted a request to the court to order, for the sake of clarity, the convening of two shareholders meetings, in accordance with Section 350 of the Israeli Companies Law, as follows: the first meeting shall include all of Xylo’s shareholders and ADS holders; the second meeting shall be considered a “pure” meeting, including Xylo’s shareholders and ADS holders, except for (i) Pure Capital; (ii) Pure Capital’s controlling shareholder; and (iii) holders of Ordinary Shares or ADSs who have an ongoing business relationship with Pure Capital or its controlling shareholder. The court has approved the joint request as submitted.

Xylo’s Reasons for the Arrangement

Benefits and Strategic Advantages of the Arrangement

Xylo’s board of directors determined, based on an economic analysis conducted by IFS, that the price per share being offered by Pure Capital provides shareholders a significant premium over what could likely be achieved in the market.

Recommendation of the Board of Directors of Xylo

Xylo’s board of directors engaged an independent financial consultant, IFS, to analyze the enterprise value of the Company through a variety of methodologies. After thoroughly considering all of the aforementioned factors, including several alternatives, and with respect to those alternatives, among other factors the (1) liquidity alternatives available for each of the Company’s assets, (2) regulatory restrictions that might impact their sale, (3) potential stakeholders of the Company and (4) current market conditions, and resolved that the Company should not object to Pure Capital’s proposal, which is fair.

Approval Procedures

The board of directors of Xylo noted that:

●	the Arrangement is conditioned on the approval of the Israeli court, which may grant a shareholder a hearing to object to the Arrangement and may refrain from issuing an order authorizing the Arrangement, even if the Arrangement has been approved by the requisite majority of Xylo shareholders, including on the grounds that the Arrangement is unfair to the shareholders of Xylo who are not affiliated with Pure Capital (see “Israeli Court Approval and Right to Object”); and

●	under Israeli law, the Arrangement cannot be completed unless a majority of the shareholders of Xylo present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at each of the Meetings approve the Arrangement, see “INFORMATION ABOUT THE SPECIAL MEETINGS - Required Vote for the Arrangement Proposal”.

Certain Risks

The board of directors of Xylo considered a number of risks associated with the proposed transaction. These included:

●	the risk that the Arrangement may not be completed;

●	the risk that the attention and efforts of senior members of Xylo’s management team may be diverted from Xylo’s businesses while they are working to implement the Arrangement, and that valuable strategic opportunities may be lost; and

●	the various factors referred to in the sections of this document entitled “RISK FACTORS” and “CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS.”

Other Considerations; Personal Interests

The board of directors of Xylo considered the fact that certain directors and executive officers of Xylo have interests in the Arrangement that could be deemed to be different from, or in addition to, the interests of Xylo shareholders generally. Mr. Eli Yoresh, who has business connections with Pure Capital, serves as the Chairman of Xylo’s board of directors, and held shares amounting to 25% in a company affiliated with Pure Capital, though has since sold those shares. Ms. Kineret Tzedef, one of Xylo’s non-executive directors, serves as an external director in another company with which Pure Capital has a consulting agreement, and also serves as an external director in a third company, whose chairman is Pure Capital’s legal representative. Additionally, two members of Xylo’s management (who are not directors), Mr. Liron Carmel (Xylo’s Chief Executive Officer) and Ms. Tali Diner (Xylo’s Chief Financial Officer) serve as directors in other companies in which, to the best of their knowledge, Pure Capital is a shareholder and/or is connected with such companies through service agreements.

Xylo’s Valuation

The following is an excerpt of Section 5 from the Economic Analysis that deals with Xylo’s valuation. The Economic Analysis in full is attached hereto as Appendix A.

Examining Reliance on the Company’s Share Price on the Stock Exchange

Given that the Company’s shares are traded on Nasdaq, a natural starting point would be to assess the value based on the share prices. However, a precondition for using trading prices as a reflection of economic value is the level of liquidity. In the case at hand, the Company’s shares are considered to have very low liquidity.

Below is a graph presenting the average share price and trading volume over the 12 months preceding the valuation date (presented in USD):

Therefore, the value of the Company cannot be estimated based on its share prices.

Balance Sheet Items

The table below presents the composition of the Company’s assets and liabilities at fair value as of the Valuation Date (presented in thousands of USD):

	USD Thousands	Note
Active
Cash and Cash Equivalents	5,893	A
Investment in Group A Companies	3,465	B
Receivables and Debit Balances	184	A
Loans to Subsidiaries	1,567	C
Investment in Group B Companies	5,291	D
Other Assets (Patents)	365	E
Fixed Assets	23	A
	16,787
Passive
Payables and Credit Balances	408	A
Employee Benefit Obligations	18	A
Total Liabilities	426

Equity and Surplus	16,361	F

Total Liabilities and Equity	16,787

A. Other Balance Sheet Balances

According to the Company’s management, the fair value of these balance sheet items corresponds to their book value as of December 31, 2024. For the avoidance of doubt, since these balances are not material, we did not value or conduct due diligence on these balances.

Regarding cash and cash equivalents, we made the following adjustment (presented in thousands of USD):

Balance as of December 31, 2024	6,263
Operating costs of the Company for January–March 2025	(600)
Loan to Eventer	(167)
Sale of shares during January–February 2025	397
5,893

B. Value of Investments in Group A Companies

The total value is estimated at USD 3,465 thousand (for details, see Appendix J). This list includes holdings in shares traded on stock exchanges in Israel or abroad (including options to purchase such shares). The fair value of the Ordinary Shares was determined as follows:

i.	The Company provided the number of shares and options (including option terms) it holds as of the valuation date.

ii.	Since the Company’s holding percentages in these companies are not material, it is not possible to estimate the value of the Ordinary Shares using the DCF model. Therefore, the shares were valued based on their average market prices, except for shares in Viewbix (as detailed below).

iii.	The fair value of each share (except as otherwise noted) was determined based on the weighted average (closing price × daily trading volume) of the share price over the 60 trading days preceding the calculation date (February 19, 2025).

iv.	Polyrizon shares – a 30-day average (instead of 60) was used to neutralize the effect of an abnormal trading day on December 18, 2024. The weighted price was USD 1.4, and the closing price on February 19, 2025 was USD 1.08 (a 23% decrease).

v.	Viewbix shares – not calculated based on market prices due to extremely low trading volume. Therefore, the value was based on the most recent investment in Viewbix shares. In June 2024, Viewbix raised capital at USD 0.25 per unit (1 share + 1.5 options). For the following calculation, the share value is USD 0.25.

vi.	The value of non-tradable options is calculated using the Black-Scholes model (B&S), based on the contractual terms of the options, with the underlying asset being the share value as described above.

vii.	During the last month, shares of Inspira Technologies and others were sold. The proceeds from these shares, totaling USD 397 thousand, are included in the cash balance (see Section A above).

C. Loan to Subsidiaries

The Company extended loans to its subsidiaries. The balance sheet balance of these loans was estimated at approximately USD 4,011 thousand, while the fair value was estimated at approximately USD 1,567 thousand. The difference is as follows:

i.	A loan to ZIG in the amount of USD 1.53 million. This amount is presented as part of the investment in ZIG.

ii.	A loan to Eventer in the amount of approximately USD 635 thousand. Since Eventer’s value is negative (see the valuation of Eventer below), the fair value of these loans is zero.

iii.	A loan to Metagram in the amount of approximately USD 276 thousand. Since Metagram’s value is negative (see the valuation of Metagram below), the fair value of these loans is zero.

D. Value of Investment in Group B Companies

Below is a table presenting the fair value of the Company’s holdings in these companies (presented in thousands of USD):

Company	Value USD thousands
Eventer Technologies	—
Charging Robotics	500
GERD IP	377
Solterra Energy	652
Gix Internet	860
ZIG MIAMI 54	2,000
Metagram Software	—
Laminera	—
Safee Cyber	—
Colugo Systems	902
Total	5,291

-	The list above is presented in random order.

-	The fair value of the Company’s holdings in Eventer is presented in Appendix B.

-	The fair value of the Company’s holdings in Charging Robotics is presented in Appendix C.

-	The fair value of the Company’s holdings in GERD is presented in Appendix D.

-	The fair value of the Company’s holdings in Solterra is presented in Appendix E.

-	The fair value of the Company’s holdings in Gix is presented in Appendix F.

-	The fair value of the Company’s holdings in ZIG is presented in Appendix G.

-	The fair value of the Company’s holdings in Metagram is presented in Appendix H.

-	According to the Company’s management, Laminera and Safee Cyber are inactive and have no material value.

-	The fair value of the Company’s holdings in Colugo is presented in Appendix I.

E. Fair Value of Patents

The valuation is based on the Company’s management forecasts and a conversation with the Company’s patent advisor. The value is discounted to the valuation date, reflecting the risk associated with receiving the cash flows (including risk in the case of royalties), and net of transaction/legal expenses and the cost of maintaining the patent during the relevant period.

F. Company Equity

The Company’s equity is the excess of assets over liabilities and is estimated at approximately USD 16,361 thousand.

General and Administrative Expenses

The estimate of general and administrative expenses is based on the evaluation of these expenses as part of the Company’s total current operating costs. These include, among other things: secretarial services, office rent, communication services, finance department, professional services (audit, legal, etc.), payroll expenses, and so on.

The average annual operating expenses of the Company (solo), based on its financial statements for the years 2023–2024, are estimated at approximately USD 3.3 million.

For the purpose of calculating the discounted value, two approaches are possible:

A.	This approach assumes the Company will continue to operate under the same structure and will not realize its assets.

B.	This approach assumes the Company will realize its investments in the short- to medium-term (3–7 years). In calculating the discounted value, transaction costs related to the asset realization—such as brokerage fees, legal expenses, additional payroll, etc.—must be added.

We adopted Approach B for this valuation.

The representative general and administrative expenses are estimated at approximately USD 1.8 million per year. These expenses were discounted at a rate of 8% for a period of 5 years only. The resulting discounted value of these expenses is approximately USD 7.2 million.

Company Value

Accordingly, the value of the Company, prior to the allocation of contingent liabilities, is estimated at approximately USD 9.2 million, as follows:

USD thousands
Equity	16,361
Less: Corporate Overhead Costs	(7,187)
Company Value	9,174

As of the present date, according to the Company’s management, there are no pending claims or exposures to contingent liabilities against the Company that were not provided for in the financial statements as of December 31, 2024, except for a claim related to the ownership of shares in Eventer, as detailed below.

According to information provided by the Company’s management, a legal claim has been filed against the Company by shareholders of Eventer (the “Eventer Suit”).

Accordingly, the fair value of the Company, after factoring in exposure from the Eventer Suit, is estimated to be in the range of USD 7,508 thousand to USD 8,460 thousand.

Reasons of Xylo Regarding the Arrangement

In considering the Arrangement, the board of directors of Xylo considered, among others, the following factors:

●	the cash consideration of $0.13125 per share (or $5.25 per ADS) that Xylo shareholders will receive, represents a premium of approximately 50% above the closing price of the ADSs traded on Nasdaq on December 23, 2024 (the last full trading day prior to the date Pure Capital’s request was submitted) and a premium of approximately 57% above the average closing price of the ADSs traded on Nasdaq over the 90 days prior to and including December 23, 2024 of $3.34;

●	the consideration to be paid to the shareholders in the Arrangement is all cash and the Arrangement will allow shareholders to dispose of their Ordinary Shares without incurring the brokerage and other costs typically associated with market sales;

●	the shareholders will not be exposed to the risks and uncertainties relating to Xylo’s prospects (including the risks described under “RISK FACTORS” and described under the caption entitled “Risk Factors” in Xylo’s Annual Report on Form 20-F for the year ended December 31, 2023);

●	Xylo’s current trading volume and liquidity is low, and the Arrangement will allow shareholders to dispose of their Ordinary Shares without having to come to special arrangements they would otherwise need to come to in order to dispose of their Ordinary Shares; and

●	the Arrangement is conditioned on the approval of the Israeli court, which may grant a shareholder a hearing to object to the Arrangement and the Israeli court may refrain from issuing an order authorizing the Arrangement, even if the Arrangement has been approved by the requisite majority of Xylo shareholders, including on the grounds that the Arrangement is unfair to the Xylo shareholders (see “SPECIAL FACTORS - THE Arrangement - Israeli Court Approval and Right to Object”).

The foregoing discussion of the information and factors considered and given weight by Xylo in connection with the consideration of the Arrangement is not intended to be exhaustive but is believed to include all material factors considered by Xylo. In view of the number and wide variety of other factors considered in connection with making the determination as to the Arrangement, and the complexity of these matters, Xylo did not find it practicable to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the individual factors considered in reaching its conclusion as to the proposed Arrangement. Rather, the determination regarding the Arrangement was made after consideration of all of the foregoing factors as a whole.

Effects of the Arrangement

Effects of the Arrangement on Xylo

The Arrangement will have the following effects on Xylo:

●	Change of Shareholders. The consummation of the Arrangement will result in the entirety of the issued and outstanding share capital of Xylo being owned by Pure Capital.

●	Delisting and Termination of Registration. Xylo will delist its shares from Nasdaq following the consummation of the Arrangement. In addition, registration of Xylo’s shares under the Securities Exchange Act of 1934 (the “Exchange Act”) will terminate upon application to the SEC after the Arrangement. As a result, Xylo will no longer be required to file annual reports or make other filings under the U.S. federal securities laws that are applicable to public companies. Termination of registration under the Exchange Act will also relieve Xylo from any reporting or filing obligations under Israeli law imposed on it by virtue of its being a U.S. public company.

Effects of the Arrangement on the Shareholders of Xylo

The Arrangement will have the following effects on Company shareholders:

●	All shareholders, other than Pure Capital, will be entitled to receive $0.13125 per share (or $5.25 per ADS), without interest and less any applicable withholding taxes, which represents a premium of approximately 50% above the dividend adjusted closing price of the ADSs traded on Nasdaq on December 23, 2024 (the last full trading day prior to the date Pure Capital’s request was submitted) and a premium of approximately 57% above the average dividend adjusted closing price of the ADSs traded on Nasdaq over the 90 days prior to and including December 23, 2024 of $3.34. However, the receipt of payment for shares held by shareholders in the Arrangement may be a taxable event for shareholders. As a result of the Arrangement, the shareholders will no longer be shareholders in Xylo and therefore will not be entitled to vote as shareholders or to share in Xylo’s assets, earnings or profits, or potential future success, if any, nor will they bear the risk of any losses generated by Xylo’s operations or any decrease in Xylo’s value.

Effects of the Arrangement on the Option Holders of Xylo

As of the Record Date of the Meetings, options to purchase 1,437,500 shares of Xylo were outstanding. Options to purchase shares of Xylo that are outstanding and unvested at the time of the Arrangement will be cancelled, as these options are “out of money”.

Interests of Xylo’s Directors and Executive Officers

Directors and executive officers of Xylo have interests in the Arrangement that may be different from the interests of shareholders generally, including:

●	Current executive officers of Xylo are expected to continue their employment with Xylo following the consummation of the Arrangement;

●	Xylo has agreed to provide customary “run-off” insurance benefits to present and former directors and executive officers of Xylo and its subsidiaries for a period of seven years following the consummation of the Arrangement; and

●	Xylo’s directors and executive officers hold restricted shares units to purchase shares of Xylo, which, if unvested, are subject to acceleration upon finalization of the Arrangement (see “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”). Assuming the Arrangement was finalized on April 17, 2025, the aggregate benefit to all executive officers and directors as a group (6 persons) as a result of the acceleration of RSUs at the finalization of the Arrangement would have been $127,893.

As of April 17, 2025, (i) the directors and executive officers of Xylo, as a group, held 1,832,277 shares of Xylo, representing approximately 3.58% of the issued and outstanding share capital of Xylo on such date; and (ii) the directors and executive officers of Xylo, as a group, held options to purchase 1,037,500 shares of Xylo, representing, on an as exercised basis, approximately 1.98% of the issued and outstanding share capital of Xylo on such date. These executive officers intend to vote all their shares of Xylo “FOR” the proposal to approve the Arrangement. See “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS.”

Interests of Xylo

The executive officers of Xylo have informed Xylo of their intention to vote all their shares of Xylo “FOR” the proposal to approve the Arrangement.

See “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the Arrangement to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Arrangement to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Arrangement.

Material U.S. Federal Income Tax Consequences

This disclosure is limited to the U.S. federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the Arrangement. This tax disclosure was written in connection with the promotion or marketing by Xylo of the Arrangement, and it cannot be used by any person for the purpose of avoiding penalties that may be asserted against the person under the Internal Revenue Code of 1986, as amended (the “Code”). Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of shares of Xylo whose shares are exchanged for cash in the Arrangement, but does not purport to be a complete analysis of all potential tax considerations for all holders. This summary does not address the consequences of the Arrangement under the tax laws of any state, local or non-U.S. jurisdiction and does not address tax considerations applicable to holders of stock options. In addition, this discussion applies only to persons who hold shares of Xylo as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	dealers and traders in securities or foreign currencies;

●	persons holding shares of Xylo as part of a hedge, straddle, conversion transaction or integrated transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	persons liable for the alternative minimum tax;

●	tax-exempt organizations;

●	persons holding shares of Xylo that own or are deemed to own ten percent or more of Xylo’s voting stock; or

●	persons who acquired their Xylo shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If a partnership holds shares of Xylo, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Xylo, you should consult your tax advisors.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Any such change could alter the tax consequences to you from those described herein.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Xylo that is, for U.S. federal tax purposes:

●	a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

General

The receipt by a U.S. holder of cash for shares of Xylo pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. Subject to the passive foreign investment company rules described below, if you receive cash in exchange for your shares of Xylo pursuant to the Arrangement, you generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash received; and (ii) your adjusted tax basis in the shares of Xylo surrendered. Gain or loss will be determined separately for each block of shares of Xylo (i.e., shares acquired at the same cost per share in a single transaction) exchanged for cash pursuant to the Arrangement. Such gain or loss will be long-term capital gain or loss if your holding period for such shares of Xylo is more than one year at the time of the consummation of the Arrangement. Prior to January 1, 2011, long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at a maximum rate of 15%. The maximum U.S. federal income tax rate on net long-term capital gain recognized by a corporation is 35% under current law. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Capital losses are subject to limitations on deductibility for both corporations and individuals.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income may include amounts derived by reason of the temporary investment of funds.

Based upon Xylo’s income and assets, and assuming that Xylo is entitled to value its intangible assets with reference to the market value of the Ordinary Shares of Xylo, Xylo believes that it will not be considered a passive foreign investment company for Xylo’s taxable year ending December 31, 2024. However, since passive foreign investment company status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Xylo will not be considered a passive foreign investment company for the 2010 taxable year or any other taxable year.

If Xylo is classified as a passive foreign investment company, you could be subject to increased tax liability upon the exchange of shares of Xylo for cash pursuant to the Arrangement. Under these rules, unless you have made a mark-to-market election, as described below, any gain recognized by you would be allocated ratably over your holding period for the shares. The amounts allocated to the taxable year of the Arrangement and to any year before Xylo became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.

If the shares of Xylo are “regularly traded” on a “qualified exchange,” you may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from Xylo’s passive foreign investment company status. The shares of Xylo will be treated as “regularly traded” in any calendar year during which more than a de minimis quantity of shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq on which the ADSs trade is a qualified exchange for U.S. federal income tax purposes. If you make the mark-to-market election, for each year in which Xylo is a passive foreign investment company you generally will include as ordinary income the excess, if any, of the fair market value of the Ordinary Shares of Xylo at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make the election, your basis in the shares of Xylo will be adjusted to reflect any such income or loss amounts. Any gain recognized on the disposition of the Ordinary Shares (including pursuant to the Arrangement) will be treated as ordinary income.

We urge you to consult your tax advisers concerning Xylo’s status as a passive foreign investment company and the tax considerations relevant to Xylo’s status as a passive foreign investment company, including the availability and consequences of making the mark-to-market election discussed above.

Information Reporting and Backup Withholding

You may be subject to backup withholding (currently at a rate of 28% but scheduled to increase to 31% for transactions occurring after December 31, 2010) on the receipt of cash pursuant to the Arrangement. In general, backup withholding will only apply if you fail to furnish a correct taxpayer identification number, or otherwise fail to comply with applicable backup withholding rules and certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of shares of Xylo.

THE FOREGOING TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. THIS DISCUSSION CAN NOT BE USED FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE ASSERTED AGAINST YOU UNDER THE CODE. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ARRANGEMENT TO YOU, INCLUDING THE EFFECT OF APPLICABLE STATE, LOCAL AND OTHER TAX LAWS.

General

The following is a summary discussion of certain material Israeli tax considerations in connection with the Arrangement. The following summary is presented for general information purposes only and should not be conceived as tax advice to any particular holder of Ordinary Shares or ADSs of Xylo. This summary is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares or ADSs of Xylo in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Capital Gains

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale of such assets by a non-Israel resident if those assets are (a) located in Israel, (b) shares or a right to a share in an Israeli resident company, or (c) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or if a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption).

Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus, as discussed below) derived from the disposition of Ordinary Shares or ADSs of Xylo in the Arrangement is generally 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at the time of the disposition or at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including, among other things, the right to receive profits of Xylo, voting rights, the right to receive Xylo’s liquidation assets and the right to appoint a director or an executive officer) in Xylo, the tax rate will be 30%. Certain attribution rules apply in determining a status of a “Significant Shareholder” including with respect to holders of Ordinary Shares or ADSs of Xylo who are relatives, or holders of Ordinary Shares or ADSs who are not relatives but who have an agreement regarding regular direct or indirect cooperation on substantive matters relating to the Ordinary Shares or ADSs of Xylo. Israeli law distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the Inflationary Surplus. The above-mentioned mechanism and tax rates will not apply to individual shareholders dealing in securities or to an individual shareholder for whom such income is considered as business income. The relevant tax rate for such individual will be a marginal tax rate of up to 47%. An additional tax of 3% is imposed on individuals (whether Israeli residents or non-Israeli residents) whose annual taxable income from all sources, regardless of classification, exceeds a certain threshold (NIS 721,560 for 2025). The additional 3% tax is imposed on any amount which exceeds that threshold. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”) exceeding the NIS 721,560 threshold. “Capital source income” is a broad definition that refers to passive income such as capital gains, dividends, and similar types of income. Real capital gains derived by Israeli companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate is currently 23%).

Capital Gains Tax – Non-Israeli Residents

Under the Treaty, Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. shareholder who is entitled to claim the benefits afforded to such a resident by the Treaty (a “U.S. Treaty Resident”) and holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in the company during any part of the 12-month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition may be attributed to a permanent establishment that such U.S. Treaty Resident maintained in Israel, (c) the seller, being an individual, is present in Israel for a period or periods of 183 days or more in the aggregate during the relevant taxable year, (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (e) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the Treaty, a U.S. Treaty Resident would generally be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Eligibility to benefit from tax treaties is conditioned upon the holder of Company Shares presenting a valid certificate from the ITA providing for such an exemption prior to the applicable payment for such shares.

Other countries are party to tax treaties with Israel that, subject to the provisions of those treaties, may exempt a non-Israeli resident shareholder from Israeli tax. You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of Arrangement consideration.

In addition, Israeli law generally exempts non-residents of Israel (whether an individual or a corporation) from Israeli capital gains tax on the sale of shares traded on the TASE or on a regulated market outside of Israel, such as Nasdaq, provided, among other things, that (a) the shares were acquired after the date on which these shares were registered for trading, (b) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel and (c) for shares traded on a stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of shares are deemed to be business income. Nevertheless, a non-Israeli “body of persons” (as defined in the Ordinance, which includes corporations, partnerships and other entities) will not be entitled to the foregoing exemptions if Israeli residents (x) have a controlling interest of more than 25% in such non-Israeli body of persons or (y) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly. Company shareholders who acquired their Ordinary Shares prior to March 12, 2006 (when Xylo listed its Ordinary Shares on TASE) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty (which exemption requires the receipt in advance of a valid certificate from the ITA providing for such an exemption), may be subject to Israeli capital gains tax on the disposition of their Company Shares in the Arrangement. Such shareholders should consult their own tax advisors regarding the tax consequences of the Arrangement to them.

As contemplated in the Arrangement, Xylo and Pure Capital have agreed to file requests for a withholding tax ruling from the ITA, requesting, among other things, as follows:

Israeli Withholding Tax Ruling

Xylo will ask that the ITA either exempt Xylo and Pure Capital (and their respective agents) from the obligation to withhold Israeli tax at source from the per share Arrangement consideration or provide detailed instructions on how such withholding at source is to be executed in connection with the Arrangement. In addition, the request will ask that non-Israeli shareholders who purchased Ordinary Shares of Xylo on or after March 12, 2006 (the date on which Xylo listed its Ordinary Shares on the TASE) and hold less than 5% of the outstanding Ordinary Shares of Xylo will be exempt from Israeli tax withholding to the extent that such shareholders will provide Xylo and/or Pure Capital with certain declarations and documents regarding their non-Israeli residency and the date on which their shares of Xylo were purchased.

Regardless of whether Xylo or Pure Capital obtains the Israeli Withholding Tax Ruling from the ITA, any holder of Xylo shareholder or ADS holder who believes that it is entitled to an exemption (or a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing an exemption from withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling in accordance with the closing procedures to be published by Xylo.

Xylo cannot assure you that the Israeli Withholding Tax Ruling will be granted before the consummation of the Arrangement or at all or that, if obtained, such rulings will be granted under the conditions requested by us.

The Israeli Withholding Tax Ruling described above may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed above. Certain categories of shareholders, such as holders of 5% or more of the outstanding shares of Xylo, are expected to be excluded from the scope of any eventual ruling granted by the ITA, and the final determination of the type of Xylo’s shareholders or ADS holders who will be included in such categories will be based on the outcome of the discussions with the ITA.

Source and Amount of Funds; Fees and Expenses

Xylo will pay all its fees and expenses associated with the Arrangement and the other transactions contemplated by the Arrangement. Xylo estimates that the total amount of these expenses will be $165,000, consisting of the following:

Legal Fees	$90,000
Consulting Fees	$22,000
Other Fees	$53,000

Total	$165,000

Israeli Court Approval and Right to Object

The Arrangement is being effected as a “scheme of arrangement” between Xylo and its shareholders under the Israeli Companies Law and as such, Xylo must seek Israeli court approval to convene the Meetings to approve the Arrangement and to approve the structure of the Meetings. On December 24, 2024, Pure Capital filed its initial request with the Tel Aviv District Court (Economic Division), petitioning the court to convene a special meeting of Xylo’s shareholders in order to vote on Pure Capital’s offer to purchase the entirety of Xylo’s remaining issued and outstanding share capital at a price of $.0925 per share ($3.70 per ADS). After negotiation between Xylo and Pure Capital, Pure Capital raised its offer to $0.13125 per share ($5.25 per ADS).

Xylo has agreed that it will deliver to each of its shareholders a notice of the Meetings.

Upon approval of the Arrangement by the requisite vote of the shareholder of Xylo at the Meetings, Xylo will notify the Israeli court of the decision of the Meetings and apply to the court to approve the Arrangement itself. Xylo will publish the notice of this motion and notify its substantial shareholders (defined in Israeli Companies Law as shareholders holding five percent or more of the share capital or voting rights in Xylo) of such motion.

Any person may object to this motion by filing an objection with the court within ten days of the publication of the filing of the motion to approve the Arrangement (or in the case of substantial shareholders, within ten days of receipt of the notice), but not less than five days prior to the court hearing scheduled to be held to approve the Arrangement.

Xylo’s shareholders will have the right to file an objection to the Arrangement with the Israeli court under Israeli law, even if the Arrangement has been approved by the requisite majority of Xylo’s shareholders and the Israeli court may refrain from issuing an order approving the Arrangement, even if the Arrangement has been approved by the requisite majority of Xylo shareholders. Any objection may be filed on the basis of procedural or substantive claims, including oppression of minority shareholders or a breach of a shareholder’s duty of fairness to other shareholders.

Pursuant to the provisions of Israeli law, the Arrangement will not become effective and binding unless and until the Arrangement is approved by the court and all of the closing conditions under the Arrangement are met or waived. Once the Arrangement has become effective, it will be binding on any and all of Xylo’s shareholders, including those that did not vote in favor of the Arrangement or who objected to it.

Regulatory Matters

Pure Capital and Xylo have agreed to apply to the ITA in order to request a certain pre-ruling. The application for a pre-ruling asks for the ITA’s confirmation that Pure Capital and Xylo are exempt from any obligation to withhold any Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Arrangement or clearly instructs them how such withholding at source is to be executed.

Nasdaq Listing

If the Arrangement is consummated, the Ordinary Shares and ADSs will no longer be registered under the Exchange Act and the ADSs will no longer be listed on Nasdaq.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights are available to the shareholders of Xylo in connection with the Arrangement. However, any shareholder of Xylo that objects to the Arrangement may file an objection with the Israeli court within ten days of the publication of the filing of the motion to approve the Arrangement, but not less than five days prior to the Israeli court hearing scheduled to approve the Arrangement (see above, “Israeli Court Approval and Right to Object”).

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements, which reflect plans, beliefs and current views with respect to, among other things, future events. Forward-looking statements are subject to risks and uncertainties. These statements include without limitation, statements relating to the anticipated effects and benefits of the proposed transactions, the ability to complete the proposed transactions (including the receipt of the required shareholder and regulatory approvals), statements related to future performance of Xylo and other statements containing words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and other similar expressions or statements of current expectation, assumption or opinion. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those risks related to the proposed Arrangement discussed under the caption entitled “RISK FACTORS” beginning on page 28 and the other cautionary statements made in this document and Xylo’s filings with the SEC, including Xylo’s Annual Report on Form 20-F for the year ended December 31, 2023. Moreover, Xylo operates in a continually changing business environment and new risks and uncertainties may arise, which are difficult to predict. Xylo undertakes no obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

RISK FACTORS

You should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve the Arrangement. In addition, you should review the risk factors and other information contained in or incorporated by reference into this document, including those risks discussed under the caption entitled “Risk Factors” in Xylo’s Annual Report on Form 20-F for the year ended December 31, 2023, in particular, for a description of the risk factors associated with the continued operation of Xylo’s business.

If the Arrangement is consummated, shareholders, other than Pure Capital and any direct or indirect subsidiary of Pure Capital, will be exchanging their current investment in shares of Xylo for cash.

Risks Related to the Arrangement

Consummation of the Arrangement is subject to court approval. If the Arrangement is not approved, Xylo’s business and operations could be materially harmed.

Pursuant to Section 350 of the Israeli Companies Law, even if the Arrangement is approved by Xylo’s shareholders, it is still subject to the Company to court approval. Neither Xylo nor Pure Capital can guarantee whether the Tel Aviv District Court (Economic Division) (the “Court”) will approve the Arrangement, the conditions will be satisfied. These conditions include the approval of the Arrangement by Xylo’s shareholders, as well as Israeli court approval.

If the Arrangement is not consummated, Xylo may be subject to the following material risks, among others:

●	third parties may be reluctant to enter into or renew relationships with Xylo due to uncertainties relating to Xylo continuing as an public and/or independent company;

●	if the Arrangement is not finalized and Xylo’s board of directors determines to seek another buyer, Xylo may not be able to find a party willing to pay an equivalent or more attractive price than that which would be paid pursuant to the Arrangement; and

●	Xylo’s ability to raise capital to fund its business needs or pursue strategic opportunities may be impaired.

If some or all of these risks were to occur, Xylo may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Xylo’s directors and executive officers have personal interests in the Arrangement.

Xylo’s directors and executive officers have personal interests in the Arrangement that are different from, or in addition to, those of Xylo’s shareholders generally. These interests include the following:

●	Current executive officers of Xylo are expected to continue their employment with Xylo following the consummation of the Arrangement;

●	Xylo has agreed to provide customary “run-off” insurance benefits to present and former directors and executive officers of Xylo and its subsidiaries for a period of seven years following the consummation of the Arrangement; and

●	Xylo’s directors and executive officers hold restricted shares units to purchase shares of Xylo, which, if unvested, are subject to acceleration upon finalization of the Arrangement (see “SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS”). Assuming the Arrangement was finalized on April 17, 2025, the aggregate benefit to all executive officers and directors as a group (6 persons) as a result of the acceleration of RSUs at the finalization of the Arrangement would have been $127,893.

See “SPECIAL FACTORS - THE ARRANGEMENT - Interests of Xylo’s Directors and Executive Officers.”

In the event that the Second Meeting is adjourned or postponed for any reason, it may be more difficult to secure shareholder approval for the Arrangement.

At the Second Meeting, which is currently scheduled to be held on May 27, 2025, Xylo’s shareholders (other than Pure Capital or its controlling shareholder and persons having an ongoing business relationship with Pure Capital or its controlling shareholder) will be asked to approve the Arrangement. Under the Israeli Companies Law as currently in effect, the Arrangement cannot be consummated unless a majority of the Xylo’s shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at the Second Meeting approves the Arrangement.

INFORMATION ABOUT THE SPECIAL MEETINGS

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by the board of directors of Xylo for use at the Meetings. The Meetings will be held at the offices of Meitar | Law Offices, 16 Abba Hillel Rd., Ramat Gan, Israel, as follows: (i) the First Meeting of the shareholders of Xylo, except for the Company persons having an ongoing commercial relationship with Xylo and persons having a personal or additional interest (other than as a shareholder) in the transactions, will be held on May 27, 2025, at 3:00 p.m. (Israel time); and (ii) the Second Meeting of all the shareholders of Xylo, will be held on May 27, 2025, at 3:30 p.m. (Israel time).

Purpose of the Meetings

At the Meetings, you will be asked to consider and vote upon the proposal to approve the Arrangement pursuant to which Pure Capital will purchase the remaining Xylo’s outstanding ordinary shares of the Company

The Arrangement is intended to be effected as an “arrangement” between Xylo, Pure Capital and Xylo’s shareholders under Section 350 of the Israeli Companies Law and will be subject to Israeli court approval. As a result of the Arrangement, assuming it is approved, immediately following court approval, Xylo the be a direct wholly-owned subsidiary of the Pure Capital and the ADSs will be delisted from Nasdaq.

At the Meetings, you also will be asked to consider, and, as applicable, vote upon, any other business that may properly come before the Meetings or any adjournment or postponement of the Meetings. Xylo currently does not contemplate that any other matters will be considered at the Meetings.

Record Date; Voting Power

The board of directors of Xylo has fixed the close of business on April 28, 2025 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meetings and any postponement or adjournment thereof (the “Record Date”). Each share of the Company entitles the registered holder thereof to one vote. As of April 17, 2025, there were 51,241,661 shares of Xylo outstanding.

You are entitled to vote if you are a holder of record of shares of the Company as of the close of business on April 28, 2025, subject to the limitations described under “Required Vote for the Arrangement Proposal; Shares Entitled to Vote.”

Your shares may be voted at the Meetings only if you are present or represented by a valid proxy.

Method of Voting; Quorum

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in street name are shares held on your behalf in a stock brokerage account or shares held by a bank or other nominee.

The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of Ordinary Shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

Xylo Shareholders who wish to vote at the Meetings by means of a proxy are obliged to complete, sign, date and return the proxy card no later than 5:00 p.m. (Israel time) on, May 26, 2025. Voting will be done by completing the second part of the proxy card. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Proxy cards and voting instruction cards are being solicited on behalf of the board of directors of the Company from Xylo shareholders in favor of the proposal to approve the Arrangement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Discussions at each of the Meetings will commence if a quorum is present. A quorum for each of the Meetings is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to Xylo a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least ten percent (10%) of the voting power in Xylo. If a quorum is not present within an hour of the time designated for the Meetings, the Meetings will be adjourned until May 27, 2025, at 4:30 pm and 5:00 pm, respectively, at the same location as originally scheduled. At the adjourned meetings any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs when a broker is not permitted to vote on an item without instructions from the beneficial owner of the Ordinary Shares and no instructions are given.

The proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law. The wording of the resolutions to be voted at each of the Meetings and relevant documents thereto, and the text of the proxy card, may be inspected at Xylo’s offices, which are located at HaNechoshet 10, Tel-Aviv 6971072, Israel, during normal business hours and by prior coordination with Ms. Tali Dinar, Chief Financial Officer (Tel: +972 (3) 689 9124).

Required Vote for the Arrangement; Shares Entitled to Vote

Approval of the Arrangement cannot be completed unless a majority of the shareholders of the Company present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at each of the Meetings approve the Arrangement.

UNDER ISRAELI LAW, EVERY VOTING SHAREHOLDER IS REQUIRED TO NOTIFY THE COMPANY WHETHER SUCH SHAREHOLDER IS AN INTERESTED SHAREHOLDER. TO AVOID CONFUSION, EVERY SHAREHOLDER VOTING BY MEANS OF THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM, OR VIA TELEPHONE OR INTERNET VOTING, WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NOT AN INTERESTED SHAREHOLDER. IF YOU ARE AN INTERESTED SHAREHOLDER (IN WHICH CASE YOUR VOTE WILL ONLY COUNT FOR OR AGAINST THE APPROVAL OF THE ARRANGEMENT AT THE FIRST MEETING, AND NOT FOR OR AGAINST APPROVAL OF THE ARRANGEMENT AT THE SECOND MEETING, PLEASE NOTIFY XYLO’S CHIEF FINANCIAL OFFICER, MS. TALI DINAR, AT C/O XYLO TECHNOLOGIES LTD., HANECHOSHET 10, TEL AVIV, ISRAEL, TELEPHONE: +972-3-689-9124 OR BY EMAIL (TALID@XYLOTECH.AI). IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU ARE AN INTERESTED SHAREHOLDER, YOU SHOULD NOTIFY YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY XYLO AS DESCRIBED IN THE PRECEDING SENTENCE.

Under Israeli law, Xylo’s shareholders or ADS holders are not entitled to statutory dissenters’ or appraisal rights in connection with the Arrangement; however, if you object to the Arrangement, you may file an objection with the Israeli court within ten days of the publication of the filing of the motion to approve the Arrangement, but not less than five days prior to the Israeli court hearing scheduled to be held to approve the Arrangement.

All shareholders of Xylo at the close of business on the Record Date are entitled to attend the First Meeting. All shareholders of Xylo at the close of business on the Record Date, except Pure Capital or its controlling shareholder and persons having an ongoing business relationship with Pure Capital or its controlling shareholder, are entitled to vote at the Second Meeting.

A broker or nominee who holds shares for customers who are the beneficial owners of those shares and does not receive directions on how to vote might not be permitted to vote such shares on the proposal to approve the Arrangement. We urge you to provide your broker with voting instructions.

Share Ownership of the Company Directors and Executive Officers of Xylo

As of April 17, 2025, (i) the directors and executive officers of Xylo, as a group, held 1,832,277 shares of Xylo, representing approximately 3.58% of the issued and outstanding share capital of the Company on such date; and (ii) the directors and executive officers of Xylo, as a group, held options to purchase 1,037,500 shares of the Company, representing, on an as exercised basis, approximately 1.98% of the issued and share capital of Xylo on such date.

How to Vote

Submitting Proxies or Voting Instruction Cards

If you are a shareholder of record, you may vote your shares by attending each of the Meetings and voting your shares in person at each of the Meetings or by completing your proxy cards and signing, dating and mailing them in the enclosed self-addressed envelopes to be received by the Company no later than 5:00 p.m. on, May 26, 2025.

If a proxy card is signed by a shareholder of record of the Company and returned without voting instructions, the shares represented by the proxy will be voted “FOR” the proposal to approve the Arrangement, and in the discretion of the proxy holders, on any other business that may properly come before the Meetings or any adjournment or postponement thereof. However, if you fail to indicate whether or not you have a personal interest in the transactions, your shares represented by the proxy will be not be voted.

If your shares are held in the name of a broker or nominee, you must either direct the record holder of your shares as to how to vote your shares of Xylo obtain a proxy from the record holder to vote at the each of the Meetings. If you are a beneficial holder of shares of the Company, you should check the voting instruction cards used by your broker or nominee to see if you may vote by using the telephone or the Internet.

Xylo shareholders who wish to vote at the Meetings by means of a proxy are obliged to complete, sign, date and return the proxy card no later than 5:00 p.m. (Israel time) on May 26, 2025. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Revoking Proxies or Voting Instructions

Holders of Ordinary Shares and ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, or with the ADS depositary, in the case of holders of ADSs, a written notice of revocation or duly executed proxy bearing a later date.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Xylo may solicit proxies for the Meetings from shareholders of Xylo personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Attending the Meetings

Only shareholders of Xylo and ADS holders, including joint holders, who hold shares of record as of the close of business on the Record Date and other persons holding valid proxies for the Meetings are entitled to attend the Meetings. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the Record Date prior to being admitted to the Meetings. ADS holders who are not record holders but hold ADSs through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Meetings.

Contact for Questions and Assistance in Voting

If you have a question about the Arrangement or how to vote or revoke a proxy you should contact:

Xylo Technologies Ltd.

Attention: Ms. Tali Dinar, Chief Financial Officer

HaNechoshet 10, Tel-Aviv, 6971072,

Israel

+972-3-689-9124

Other Matters

Xylo is not aware of any other business to be acted upon at the Meetings. If, however, other matters are properly brought before the Meetings or any adjournment or postponement of the Meetings, the persons named as proxy holders will each have discretion to act on those matters, or to adjourn or postpone the Meetings.

CERTAIN INFORMATION ABOUT XYLO

Xylo

Xylo is an Israeli company, listed on Nasdaq, headquartered in Tel Aviv. Xylo’s principal executive office is located at HaNechoshet 10, Tel-Aviv, 6971072, Israel. Xylo’s telephone number is +972-3-689-9124.

Securities

The authorized share capital of Xylo is 200,000,000 Ordinary Shares without par value. Based on information provided by Computershare Trust Company, N.A., Xylo’s Transfer Agent, as of April 17, 2025, 51,241,661 Ordinary Shares of Xylo were issued and outstanding.

Trading Market and Price

The ADSs began trading publicly on the Nasdaq Capital Market in May 2015. Prior to that date, Xylo’s ordinary shares were traded on the TASE. The table below shows the high and low sales prices of the ADS on Nasdaq for each of the periods indicated below.

2022	High	Low
First Quarter	$52	$34
Second Quarter	$47.6	$24.81
Third Quarter	$29.96	$17.12
Fourth Quarter	$23.47	$11.85

2023	High	Low
First Quarter	$14	$10.71
Second Quarter	$19.12	$10.93
Third Quarter	$13.33	$9.76
Fourth Quarter	$12.53	$7.36

2024	High	Low
First Quarter	$9.76	$6.69
Second Quarter	$8.83	$4
Third Quarter	$6.67	$2.7
Fourth Quarter	$4.47	$2.71

2025	High	Low
First Quarter	$5.7	$3.5

Dividends

Pursuant to the Companies Law, the distribution amounts are limited to the greater of retained earnings or earnings generated over the previous two years, according to Xylo’s then last reviewed or audited consolidated financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or Xylo may distribute dividends that do not meet such criteria only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that Xylo notifies its creditors of the proposed equity repurchase and allows such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then Xylo may proceed with the repurchase without obtaining court approval. In each case, Xylo is only permitted to distribute a dividend if its board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due. Additionally, dividends are distributed to shareholders in proportion to the nominal value of their respective holdings. Since January 1, 2022, Xylo has paid cash dividends, as follows:

●	On December 28, 2022, Xylo paid a cash dividend in the amount of $1.6 million.

Selected Financial Data

When you read this summary historical financial data, it is important that you also read Xylo’s historical consolidated financial statements and related notes incorporated by reference into this document, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Xylo’s Annual Report on Form 20-F for the year ended December 31, 2023, incorporated by reference into this document. See “WHERE YOU CAN FIND MORE INFORMATION.”

The selected historical consolidated financial data for fiscal years 2021, 2022 and 2023 have been derived from audited consolidated financial statements and related notes incorporated by reference in this document.

	Year ended December 31,
	2023	2022	2021
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues
Products	10,008	5,861	8,933
Services	81,716	85,997	1,185
	91,724	91,858	10,118
Cost of revenues
Products	9,019	5,059	4,938
Services	70,864	72,347	379
	79,883	77,406	5,317

Gross profit	11,841	14,452	4,801
Research and development expenses	5,888	5,221	1,045
Sales and marketing expenses	4,660	4,372	1,988
General and administrative expenses	12,108	13,440	9,964
Net loss from changes in fair value of financial assets at fair value through profit or loss	3,830	2,713	(713)
Equity losses	4,107	2,659	2,149
Net loss (gain) from derecognition of investments accounted for using the equity method	2,227	(169)	-
Impairment of goodwill and other intangible assets	1,812	-	-
Amortization of excess purchase price of associates	530	-	263
Operating loss	(23,321)	(13,784)	(9,895)

Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	-	(2,300)	-
Loss from sale of investments	-	127	(2,025)
Other income, net	(329)	(45)	(494)
Gain from changes in fair value of warrants issued to investors	(396)	(159)	(484)
Gain upon loss of control in a subsidiary	-	-	(11,465)
Gain from changes in fair value of warrants issued to third party investors by subsidiaries	(2,322)	(3,619)	75
Financial loss, net	1,532	2,309	347
Loss before taxes on income	(21,806)	(10,097)	4,151
Tax expense (benefit)	(74)	111	105
Net loss for the year	(21,732)	(10,208)	4,046

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method	(121)	460	162
Other comprehensive income (loss) for the year	(121)	460	162
Total comprehensive loss for the year	(21,853)	(9,748)	4,208
Net loss for the year is attributable to:
Owners of Xylo Technologies Ltd.	(16,025)	(9,815)	6,794
Non-controlling interests	(5,707)	(393)	(2,748)
	(21,732)	(10,208)	4,046
Total comprehensive loss for the year is attributable to:
Owners of Xylo Technologies Ltd.	(16,210)	(9,503)	6.794
Non-controlling interests	(5,643)	(245)	(2,673)
	(21,853)	(9,748)	4.208
Earnings (Loss) per ordinary share attributed to Xylo Technologies Ltd.
Basic	(0.63)	(0.4)	0.2
Diluted	(0.63)	(0.4)	0.2

Weighted average ordinary shares outstanding (in thousands)	25,292	24,385	23,036
Basic	25,292	24,385	23,036

Financial Forecasts

SECURITY OWNERSHIP AND TRANSACTIONS OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS

The following table and paragraphs set forth, as of April 17, 2025, information concerning the beneficial ownership of Xylo’s shares and securities transactions by Pure Capital, as well as the beneficial ownership of Xylo’s shares, if any, by executive officers and directors of Xylo.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and options currently exercisable or exercisable within 60 days of April 17, 2025. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by it. All of Xylo’s shareholders have the same voting rights. Percentage ownership is based on 51,241,661 shares outstanding as of April 17, 2025.

Holders of more than 5% of our voting securities	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

L.I.A. Pure Capital Ltd.	2,900,000	5.66%
Directors and executive officers
Kineret Tzedef(4)	222,378	*
Liron Carmel(5)	825,170	1.6%
Ronen Rosenbloom(6)	307,958	*
Eliyahu Yoresh(7)	1,049,520	2.04%
Eli Cohen(8)	157,778	*
Tali Dinar(9)	306,973	*

All directors and executive officers as a group (six persons)	2,869,777	5.49%

*	less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 51,241,661 Ordinary Shares issued and outstanding as of April 17, 2025.

(3)	Pursuant to a Schedule 13D/A filed by Pure Capital on April 17, 2025.

(4)	Includes options to purchase 37,500 Ordinary Shares at an exercise price of NIS 8.96 per share that are exercisable within 60 days of April 17, 2025, and options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(5)	Includes options to purchase 300,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(6)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(7)	Includes options to purchase 300,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of April 17, 2025.

(8)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(9)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

TERMS OF THE ARRANGEMENT

General. The Arrangement is being affected as a “scheme of arrangement” between the Company and its shareholders under Section 350 of the Israeli Companies Law. At each Meeting a majority of the Shareholders present (in person or by proxy) and voting (not including abstentions), who hold together at least 75% of the Ordinary Shares represented at each of the Meetings is required in order to approve the Arrangement. Upon the approval of the shareholders and receipt of the Court’s approval, the Company will continue as wholly owned subsidiary of Pure Capital.

Consideration. Pure Capital will purchase from the Xylo’s shareholders the remaining Xylo’s Securities to which each shareholder shall be entitled to receive $0.13125 in cash, without interest and less any applicable withholding taxes for each of Xylo’s Ordinary Shares and/or $5.25 for each of the ADSs, owned by him or her, as of the effective time of the Arrangement.

Court approval. Xylo is convening the Meetings in order to obtain the necessary approval to consummate the Arrangement. Even if the Arrangement is approved by the Company’s shareholders, it is subject to the Court’s approval. The Court may grant a shareholder a hearing to object to the Arrangement and may refrain from issuing an order authorizing the Arrangement, even if the Arrangement has been approved by the requisite majorities of both shareholder meetings.

Equity Awards. Under the Arrangement and subject to its consummation, each option to purchase Ordinary Shares of Xylo that is outstanding prior to the effective time of the Arrangement will be cancelled, as these options are “out of money”. Unvested RSUs granted to directors and executive officers and employees will be accelerated as part of the Arrangement.

Insurance. Xylo has agreed to provide customary “run-off” insurance benefits to present and former directors and executive officers of the Company and its subsidiaries for a period of seven years following the consummation of the Arrangement.

Change of Shareholders. The consummation of the Arrangement will result in the entirety of the issued and outstanding share capital of Xylo being owned by Pure Capital.

Delisting and Termination of Registration. Xylo will delist its ADSs from Nasdaq following the consummation of the Arrangement. In addition, registration of the Company’s Securities under the Securities Exchange Act will terminate upon application to the SEC after the Arrangement. As a result, the Company will no longer be required to file annual reports or make other filings under the U.S. federal securities laws that are applicable to public companies. Termination of registration under the Exchange Act will also relieve the Company from any reporting or filing obligations under Israeli law imposed on it by virtue of its being a U.S. public company.

WHERE YOU CAN FIND MORE INFORMATION

Xylo files annual reports with the SEC and furnishes current reports and other information to the SEC. Xylo’s SEC filings are available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

Information contained on Xylo’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Xylo incorporates by reference into this document  the following documents: annual report on Form 20-F for the year ended December 31, 2023, filed on April 22, 2024, and Report of Foreign Private Issuers on Form 6-K, furnished on September 20, 2024. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

If you would like to request documents incorporated herein by reference, please do so by April 28, 2025, to receive them before the Meetings. If you request any of these documents from Xylo, Xylo will provide them to you by electronic means. You may also obtain these documents from the SEC or through the SEC’s website described above.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated April 21, 2025. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document).

[***] = CERTAIN INFORMATION HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

APPENDIX A – ECONOMIC ANALYSIS OF IFS CONSULTING AND INVESTMENTS (2009) LTD.

Valuation of the Equity of

Xylo Technologies Ltd.

As of February 19, 2025

March 2025

1	| Xylo Valuation	IFS Consulting & Investments

IFS Consulting and Investments (2009) Ltd. P.O. Box 7134, Kfar Saba, 4464102 Phone: 073-2903330 www.ifs-consulting.co.il

March 10, 2025

To:
The Members of the Board of Directors
Xylo Technologies Ltd.

Dear Members,

In January 2025, IFS Consulting and Investments (2009) Ltd. (hereinafter: “IFS”) was requested by the Board of Directors of Xylo Technologies Ltd. (hereinafter: the “Company” and/or “Xylo”) to assess the fair value of the Company’s equity, in the context of a request for approval of an arrangement pursuant to Section 350 of the Companies Law, which was submitted by L.I.A. Pure Capital Ltd.

This work may not be used for any other purpose, including distribution, copying, or transmission by any other means, without our prior written consent, except as detailed above.

In no case, whether our consent has been given or not, shall we bear any liability toward any third party to whom our opinion has been conveyed.

This opinion does not include a recommendation regarding the advisability of the proposed arrangement from the perspective of the Company and/or from the perspective of the shareholders. This opinion is consistent with the Supreme Court ruling regarding the determination of the fair value of shares held by offerees in a full tender offer.1

For the purpose of forming our opinion, we relied on data provided to us by the Company’s management and the managements of certain subsidiaries, which was given to us based on their best knowledge and experience. We were not requested to, and therefore did not, perform independent verifications, but rather relied on sources of information that we deem to be reliable, complete, accurate, trustworthy, and up to date. However, we did not perform any audit procedures nor conduct an independent, unaffiliated examination of the information we received, and therefore we do not express any opinion regarding the adequacy of the data used in our work. Any change to the information or data may alter this opinion. Accordingly, this work should not be regarded as any form of verification of the correctness, completeness, or accuracy of the data.

This work includes forward-looking information, as defined in the Securities Law, 5728-1968, which was received, among other things, from the Company. In this opinion, we referred, among other matters, to assessments, forecasts, and valuations provided to us by the Company’s management. As a rule, forecasts relate to future events and are based on reasonable assumptions as of the date of the forecast. These assumptions may change over the forecast period, and therefore forecasts made as of the valuation dates may differ from actual financial results and/or from estimates made at a later date. Therefore, forecasts should not be treated with the same level of certainty as audited financial statement data.

Economic valuations do not purport to be an exact science, and their conclusions are often dependent on the subjective judgment of the valuator.

Any such changes are likely to affect the probability of realizing these estimates, and if these estimates made by the management are not realized, the actual results may differ materially from the estimated or implied results of these assessments, to the extent that they were used in this opinion. The actual results and performance of the Company may differ materially from what is presented in this work, and the assumptions and/or opinions included in the work may differ and change from their actual values and/or at a later date.

[1]	Leave for Civil Appeal 779/06
Civil Appeal 5701/07
Leave for Civil Appeal 7820/07

2	| Xylo Valuation	IFS Consulting & Investments

For the purpose of the valuation, we applied the valuation methods that we deem appropriate and subject to the applicability of each method. Our opinion includes a description of the methodology and assumptions used for the valuation.

We hereby declare that we have no personal interest in the shares of the Company or in its subsidiaries and affiliates, and our fee is not contingent upon the results of this opinion.

This valuation should not be relied upon for any other purpose (beyond what is detailed above), including investment in or sale of the subsidiaries, investment in the shares of the traded companies, investment in the Company, etc.

We shall not be liable in any case for any damage, cost, or expense that may arise in any manner whatsoever, God forbid, from acts of fraud, misrepresentation, deception, provision of incorrect or incomplete information, or withholding of information by the Company and/or anyone on its behalf, or from any other reliance on such information.

Our liability, to the extent arising from the performance of the valuation, shall in no case exceed a total amount equal to three times the compensation paid to us for this work. In the event that we are required to participate in legal proceedings, the clients who commissioned this opinion shall indemnify us accordingly (in addition to the aforementioned limitation of our liability), except in the case of willful misconduct on our part.

Details of the education and experience of the person at the Company responsible for the valuation:

Sagi Ben Shalosh, owner and manager of IFS Consulting and Investments (2009) Ltd. holds a bachelor’s degree in accounting and economics, a master’s degree in business administration (with a specialization in finance, banking, and information systems), and a second master’s degree in legal studies. Former Head of the Economic Department at Financial Immunities, Chief Financial Officer of several companies, and Senior Certified Public Accountant at BDO Ziv Haft. He holds a CPA license.2

For any questions or inquiries, you may contact Sagi Ben Shalosh, CPA, at 052-4760011 or 073-2903330, or by email at sagi@ifs-consulting.co.il

IFS Consulting and Investments (2009) Ltd.

[Signature]

[2]	For additional details, see Appendix A of our work.

3	| Xylo Valuation	IFS Consulting & Investments

Table of Contents

Chapter		Page
1	General	5

2	Description of the Company	8

3	Description of an Asset-Intensive and Investment Company and the Discount Implied in Its Value	11

4	Methodology	18

5	Valuation of the Company’s Equity	23

Appendices A – J		28-48

4	| Xylo Valuation	IFS Consulting & Investments

Chapter 1

General

5	| Xylo Valuation	IFS Consulting & Investments

●	The purpose of this work is the valuation of the Company’s equity for the legal proceeding, in the context of a request for approval of an arrangement pursuant to Section 350 of the Israeli Companies Law, which was submitted by L.I.A. Pure Capital Ltd.

●	All data in this work is presented in U.S. dollars and in nominal terms, unless otherwise stated.

●	The following exchange rates were used: USD/NIS at 3.6, and USD/CAD at 1.4.

●	Below is a list of terms used in this opinion:

The Company and/or Xylo – Xylo Technologies Ltd.

Solterra – Solterra Energy Ltd.

Gix – Gix Internet Ltd.

Eventer – Eventer Technologies Ltd.

Metagram – Metagram Software Ltd.

Colugo – Colugo Systems Ltd.

ZIG – ZIG MIAMI 54 LLC

Charging – Charging Robotics Inc.

Revoltz – Revoltz Ltd.

GERD – GERD IP, Inc

IFS – IFS Consulting and Investments (2009) Ltd.

DCF – Discounted Cash Flow method

NIS thousands – NIS in thousands

Dollar/$ – U.S. Dollar

CAD – Canadian Dollar

Valuation Date – February 19, 2025

●	For the purpose of our work, we relied on the following data and representations:

-	ZIG holds a real estate asset. This asset was not valued by us; we relied on a valuation by an appraiser provided to us by the Company.

-	The Company’s annual financial statements for the years 2022–2024 (audited and internal).

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-	Financial statements of the subsidiaries for the various periods.

-	Forecasts and assessments from the Company’s management regarding various operational and financial parameters that were used in the preparation of the valuation.

-	The Company’s assessments regarding off-balance sheet liabilities and contingencies of the Company and its subsidiaries.

-	Clarifications and other data provided to us by the Company at our request.

-	Background materials and market data from publicly available information published on websites, in press articles, or other public sources.

-	Meetings and/or telephone conversations, among others, with the following officers of the Company:

■	Mr. Eli Yoresh, Chairman of the Board of Directors

■	Mr. Liron Carmel, CEO (and also Chairman of the Board of Directors of Eventer)

■	Ms. Tali Dinar, Chief Financial Officer

■	Mr. Yaki Baranes, Chairman of the Board of Directors of Charging Robotics

■	The Company’s patent advisors

■	CEOs of the companies Metagram and Polyrizon

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Chapter 2

Description of the Company

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2.1 General

Xylo Technologies Ltd. (hereinafter: the “Company” or “Xylo”) was incorporated under the laws of the State of Israel on December 9, 1999. Its registered office and principal place of business are located in Israel. On April 1, 2024, the Company changed its name from Medigus Ltd. to its current name.

The Company, together with its subsidiaries and affiliated companies, operates in the field of technology, with an emphasis on internet-related activities, including advertising technologies, as well as in the field of electronics, including the development of safety systems for commercial drones and wireless charging solutions for electric vehicles.

The Company is engaged in the licensing of intellectual property related to its legacy product, Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a provider of medical services in China, and in the investment of its surplus cash, primarily in securities.

Apart from its holdings in companies and intellectual property, the Company has no other business activity. It should be noted that the Company provides management services, for which the resulting income is not material.

2.2 Ownership Structure

Below is a table presenting the Company’s holdings as of the Valuation Date:3

Company Name	Holding Percentage
Eventer Technologies	58.4%
Charging Robotics	63.8%
GERD IP	90.0%
Solterra Energy	13.1%
Gix Internet	45.7%
ZIG MIAMI 54	60.0%
Metagram Software	20.0%
Laminera	19.7%
Safee Cyber	2.4%
Colugo Systems	2.2%

In addition, the Company holds shares in other companies (see Appendix J).

The holding rate in Colugo includes shares the Company is to receive under an arrangement (see Appendix I for further detail).

[3]	Does not include holdings in inactive companies.

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2.3 Summary of Financial Statements

Below is a summary of the Company’s standalone profit and loss statements for the years 2023–2024 (presented in thousands of USD):4

	2023	2024
Revenues	69	389
Operating expenses	4,223	2,990
Operating profit (loss)	(4,154)	(2,601)

Below is a summary of the Company’s balance sheet as of December 31 for each of the years 2023–2024 (presented in thousands of USD):5

	Dec. 31, 2023	Dec. 31, 2024
Assets
Cash and cash equivalents (including marketable securities)	5,454	6,263
Receivables and debit balances	792	684
Loans to subsidiaries	3,708	4,011
Investment in companies	20,430	21,203
Fixed assets	33	23
Total assets	30,417	32,183

Liabilities
Payables and credit balances	841	408
Employee benefits liabilities	26	18
Total liabilities	867	426

Equity + surplus	29,550	31,757

Total liabilities and equity	30,417	32,183

[4]	For 2024, based on an internal non-audited report by the Company.

[5]	As of Dec. 31, 2024, based on an internal non-audited report by the Company.

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Chapter 3

Description of an Asset-Intensive and Investment Company and the Discount Implied in Its Value

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3.1 Introduction

The Company holds, among other things, various companies at different levels of ownership. Although it is not classified as an investment company under the American regulations applicable to the Company—and although this is not relevant to this opinion—for the purpose of estimating the Company’s value, it is appropriate to consider characteristics of holding companies with a structure similar to that of the Company, as this has implications for the level of “discount,” as detailed below.
Understanding the operational structure, the reasons for its formation, and its advantages and disadvantages is necessary for quantifying and analyzing this discount.

3.2 The Evolution of Holding Companies

The question of what constitutes a holding company is far from simple. At the most basic level, it can be argued that any situation in which one company holds shares in another qualifies as a holding company. However, this is clearly insufficient, as today nearly every mid-sized company owns at least one other company to some degree. In many places, it is customary to define a holding company according to the level of control and management it exerts over the subsidiary, along with a requirement for minimum holding percentages. Despite the difficulties and the multitude of definitions, here is a general and simple definition:6

“A group may be defined as an economic entity comprising two or more companies, each of which has a separate legal existence, but which are connected either by reason of the power of control, which one of the companies, called the parent company, exercises over the others or by reason of the fact that, although the companies are independent, they are under unified management.”

3.3 Advantages and Disadvantages of the Holding Company Structure

Over the years, we have observed that operating within a holding company framework entails many advantages, as well as significant disadvantages. Below is a brief overview of the main advantages and disadvantages involved in incorporation as a holding company:

3.3.1 Advantages

The Principle of Limited Liability

According to this principle, the holding company is liable toward its subsidiaries only up to the amount of the loans or guarantees it has extended to them. There are two main advantages that arise for the holding company under limited liability:

-	Reduction of Monitoring Costs: By knowing in advance the maximum amount it may lose as a result of the activities of its subsidiaries, the holding company can more easily determine the level of oversight over managers and the extent of involvement it requires in their ongoing operations. In such a situation, monitoring costs will certainly be significantly lower compared to a situation in which the guarantee is unlimited.

-	High-Risk Projects: The existence of limited liability allows the company to invest in risky projects through a subsidiary, thereby predefining the maximum amount it is willing to lose should the project fail.

[6]	Frank Wooldrige, Group Of Companies: the law and practice in Britain, France and Germany, Institute of Advanced Legal Studies, University Of London, 1981.

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Agency Costs

Agency costs are those costs that arise from management’s oversight of the corporation’s activities. In most cases, as a corporation grows and develops, inefficiencies naturally emerge due to the difficulty in managing, controlling, and overseeing a large entity. As a result, the company is required to invest substantial resources to ensure proper supervision and control, which will prevent inefficiency and advance the company.
In contrast, the use of a group of companies can minimize agency costs, as each company operates with a certain degree of autonomy and is evaluated based on its performance. Consequently, the parent company’s management does not need to focus on each individual company but should instead examine the overall group activity.

Achieving Control with Minimum Investment

A holding company structure enables the parent company to achieve control over other companies with minimal investment through tiered ownership. For example, if the parent company holds 51% of Company A, and Company A holds 51% of Company B, then the parent company controls both companies, despite having invested in only 26% of Company B (i.e., 51% × 51% = 26%).

3.3.2 Disadvantages

Potential Harm to the Minority Group

The minority group generally has no influence over the management of the company and is therefore in a constant state of vulnerability. In holding companies, the risk to minority shareholders in subsidiaries is even greater due to the majority’s desire to channel the subsidiary’s operations for the benefit of the parent company and the group, not necessarily for the benefit of the subsidiary itself. For example, the parent company may choose whether to carry out a certain project itself or to execute it through the subsidiary, which can have significant implications for the minority group.

Potential Harm to Lenders

On the surface, there is no difference between granting a loan to a standalone company or to a subsidiary. However, certain situations may place the lender at greater risk when lending to a subsidiary, such as:

-	When the subsidiary operates according to the interests of the group rather than its own interests.

-	When there is insufficient funding from the parent company to the subsidiary.

-	The lender may be misled to believe that the loan is being granted to the parent company when, in fact, it is being granted to the subsidiary—or alternatively, may rely on the parent company’s ability to repay the subsidiary’s debts.

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Risk of Piercing the Corporate Veil

According to the principle of separate legal personality, the shareholder and the company are two distinct legal entities. However, both in U.S. and Israeli case law, when required in the interest of justice, the court may pierce the corporate veil between the parent company and the subsidiary. In such a case, the holding companies lose their immunity from creditor claims—in other words, the principle of limited liability ceases to apply.

3.4 Empirical Findings Regarding the Advantages and Disadvantages of Holding Company Structures

Giant conglomerates first began to emerge in the 1950s, when many companies underwent a process of growth and diversification of their business activities through acquisitions or mergers with other companies. The large number of studies addressing various aspects of this process attests to its significance in the development of the economic system.

The initial studies in this field, conducted in the 1970s, focused primarily on the advantages of this structure, some of which are presented below:

-	Holding companies are more efficient and profitable than other companies, as they have developed a management system capable of coordinating among various companies despite the complex organizational structure.[7]

-	Internal resource allocation within holding companies is more efficient than external allocation.[8]

-	Holding companies are likely to make investments with higher Net Present Value (NPV) than standalone companies.[9]

-	Holding companies can benefit from unified tax advantages, such as offsetting the losses of one company against the profits of another.[10]

Starting in the mid-1980s, studies began to emerge focusing on the disadvantages of holding companies. The combination of these disadvantages likely gives rise to the phenomenon known as the “holding company discount”:

-	Holding companies tend to have higher credit availability and excess cash, increasing the risk of engaging in investments with negative NPV.[11]

-	Specialized companies tend to achieve better results than comparable companies managed within a holding structure.[12]

-	Holding companies tend to invest in industries that ultimately prove to be unprofitable.

-	Internal conflicts generate wasted costs and thus lead to inefficiency.[13]

-	There is cross-subsidization of loss-making or inefficient departments.[14]

[7]	Chandler, A.D., The visible hand, Belknap Press, MA, 1977
[8]	Weston, J.F. The nature and significance of conglomerate firms, St. Jhon’s Law Review 44 pp.66-80, 1970
[9]	Myers, S., The determinants of corporate borrowing, Journal of Financial Economics, 5 pp.147-175, 1977
[10]	Lewellen, W.G., A pure financial rational for the conglomerate merger, Journal of finance, 26 pp.527-537, 1971
[11]	Jensen, M.C., Agency costs of free cash flow, corporate finance, and takeovers, American Economic Review, 76, 2, pp.323-329, 1986
[12]	Meyer, M., Milgrom, P., and Roberts, J., Organizational prospects, influence costs and ownership changes, Journal of Economics and Management Strategy 1, pp.9-35, 1992
[13]	Rajan, R., Servaes, H., and Zingales, L., The cost of diversify: The diversification discount and inefficient investment, Journal of Finance 60, pp.35-80, 2000
[14]	Lamont, O., Cash flow and investment: Evidence from internal capital markets, Journal of Finance 52, pp. 83-109, 1997
Shin. H. and Stulz, R., Are internal capital markets efficient?, Quarterly Journal of Economics 113, pp.531-552, 1995

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3.5 The Nature of the Holding Company Discount

3.5.1 Characteristics and Drivers – Empirical Findings

This section presents a sequence of findings from various studies addressing the characteristics and drivers of the holding company discount.

The study by Lang & Stulz15 showed that the valuations of holding companies characterized by lack of business focus are lower compared to more focused holding companies. The study by Berger & Ofek16—considered the foundation of the holding company discount theory—demonstrated for the first time that holding companies trade at a value lower than the aggregate value of the individual companies they hold.

Other studies, such as those by Billet & Mauer17 and Campa & Kedia18, recognize the discount phenomenon; however, unlike previous studies, they do not attribute the discount primarily to a lack of business focus. In fact, the study by Hyland19 argues that the discount created by lack of focus disappears within one year following the end of the expansion process.

Later studies no longer questioned the existence of the discount, but rather accepted it as a given. Therefore, these studies focused more intensively on the causes and characteristics of the discount. For example, the study by Fauver, Houston & Naranjo20 examined the impact of the environment in which the holding company operates on the level of the discount. The findings showed a significant difference in discount levels across markets that differ in legal, political, economic, and social systems.

It was found that developed and well-integrated markets exhibit a significant holding company discount, while in countries with low per capita income and decentralized governance, holding companies may even receive a premium. The study identifies the legal system as having a substantial impact on the discount rate, with the primary difference stemming from the protection the legal system provides to shareholders.

[15]	Lang, L and Stulz, R., Tobin’s q, corporate diversification, and firm performance, Journal of Political Economy 102, pp.1248-1280, 1994.
[16]	Berger P. and Ofek E., Diversification’s effect on firm value, Journal of Financial Economics 37, pp.36-65, 1995.
[17]	Billet M. and Mauer D., Diversification and the value of internal capital markets: the case of tracking stock, Cox School of Business, working paper, 1998.
[18]	Campa J. and Kedia S., Explaining the diversification discount, Journal of Finance 57, pp.1731-1762, 2002.
[19]	Hyland D.C., Why firms diversify, an empirical examination, unpublished doctoral dissertation, Ohio State University, Colombia, Ohio, 1997
[20]	Fauver L., Houston J. and Naranjo A., Capital market development, integration, legal systems, and value of corporate diversification: a cross country analysis, University of Miami, working paper, 2002.

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3.5.2 Factors Influencing the Holding Company Discount

In conclusion, below is a summary of the main factors contributing to the discount, as reflected in research and professional literature:

A. Cost of Maintaining the Parent Entity of Holding Companies

In calculating the asset value of a holding company, the management costs of the holding company itself—i.e., costs of maintaining the company’s offices and paying its executives—are not taken into account. The reasonable assumption is that the subsidiaries already have their own managers, and therefore the corporate overhead costs of the holding company are considered a burden on the investor.

B. Lack of Flexibility for the Investor

Investment in a holding company does not grant the investor flexibility in either the choice of investments or the timing of investment and realization (in contrast to direct investment in the underlying assets of the holding company). Many studies have shown that holding companies tend to invest in assets with a negative net present value, which carry high risk alongside high expected returns. It is likely that a reasonable risk-averse investor would choose not to invest in such projects.

C. Lack of Business Focus in the Holding Company

Most studies dealing with the holding company discount analyze the impact of business diversification on the discount from various perspectives. Some studies view lack of focus as a tool used by managers to pursue their personal interests at the expense of shareholders. For example, Murphy & Jensen21 argue that this lack of focus allows managers to increase dependence on them and thus enhance their compensation, power, and prestige. According to Shleifer & Vishny22, in such a situation, managers can entrench themselves by directing investments toward their own areas of expertise. Other studies claim that business diversification necessitates an organizational structure different from that of other companies—a structure that increases agency costs, since these companies must allocate resources across different activities.

[21]	Jensen M.C. and Murphy K.J., Performance pay and top management incentives, Journal of Political Economy 98, pp.225-264, 1990.
[22]	Shleifer B.S. and Vishny R.W., Managerial entrenchment, the case of manager- specific investments, Journal of Financial Economics 25, pp.123-139, 1989.

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D. Suboptimal Allocation of Management Time

Suboptimal management time allocation may manifest in two ways: on the one hand, attention given to non-synergistic investments; on the other hand, lack of attention to non-material investments which, when aggregated, may constitute a significant portion of the investment portfolio. For instance, the study by Lamont and the study by Shin & Stulz23 provide evidence that in such corporate giants there exists cross-subsidization of unprofitable or inefficient departments.

E. Insufficient Information Regarding the Underlying Assets of the Holding Company

Incomplete or insufficient disclosure about the assets held by the holding company can prevent investors from properly evaluating its intrinsic value, thereby contributing to the discount in its market valuation.

Typically, investors in holding companies do not have sufficient information regarding a significant portion of the Company’s holdings, particularly when it comes to private companies, about which the average investor has no access to information sources.

3.6 Common Discount Rates Worldwide

Among the many studies addressing the topic of holding company discounts, some focus on analyzing the varying discount rates across different countries.

The study by Berger & Ofek24 found that holding companies in the United States trade at an average discount ranging between 13%–15%. Lines & Servaes25 found similar discount rates in Japan, Germany, and England. In another study by the same researchers26, it was found that in Asian countries27, discount rates range between 10%–30%.

These results indicate that in countries with developed and established markets—such as the United States and Western Europe—discount rates are similar and hover around 14%. In contrast, in countries where the markets are still in the midst of a growth process, the discount rates are less consistent and often significantly higher compared to those in countries with developed capital markets.

[23]	Shin. H. and Stulz, R., Are internal capital markets efficient?, Quarterly Journal of Economics 113, pp.531-552, 1995.
[24]	Berger P. and Ofek E., Diversification’s effect on firm value, Journal of Financial Economics 37, pp.36-65, 1995.
[25]	Lines K. and Servaes H., International evidence on the value of corporate diversification, Journal of Finance 54, pp. 2215-2239, 1999.
[26]	Lines K. and Servaes H., Is corporate diversification beneficial in emerging markets? Journal of Financial Management, 31 pp.5-31, 2002.
[27]	Including: Hong Kong, India, Indonesia, Malaysia, Singapore, South Korea and Thailand.

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Chapter 4

Methodology

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4.1 Common Valuation Methods

There are several commonly accepted methods for valuing the economic worth of businesses and companies:

●	Asset-based valuation method;

●	Comparable transactions method;

●	Multiples method;

●	Discounted Cash Flow (DCF) method.

4.1.1 Asset-Based Valuation Method (NAV)

This method is based on the value of the company’s assets minus its liabilities, as reflected in its balance sheet. The valuation may be performed with adjustments and corrections in an attempt to estimate the market value of the assets and liabilities. This method is primarily suitable for companies with many tangible assets, such as real estate companies and holding/investment companies.

The approach is also suitable for estimating the cost of establishing a similar company, but not necessarily for assessing the expected profit potential from the company’s assets. The main disadvantage of the method lies in the fact that it ignores the earning potential inherent in the business beyond the assets recorded in the books.

4.1.2 Comparable Transactions Method

The comparable transactions method uses the actual price at which a sale of the subject company—or similar businesses—was conducted, provided that such a transaction occurred within a reasonable time frame prior to the valuation.

To compare transactions involving similar companies, transactions must be identified that are comparable in terms of business sector, operational characteristics, liquidity, and financial data.

The steps of valuation using the comparable companies method are:

1.	Identifying transactions involving companies with similar operational characteristics to the subject company;

2.	Finding an appropriate basis for comparing the relative size of the comparable companies and the subject company;

3.	Calculating the average multiple for the comparable companies and valuing the subject company using that multiple.

The advantage of this method is that it appropriately reflects, through actual market prices agreed upon between willing buyers and sellers, all the parameters influencing value and eliminates reliance on potentially disputed forecasts. Moreover, basing the valuation on transactions that occurred close in time to the valuation date ensures that the resulting value reflects a similar economic reality and business environment, as expressed through the market price.

The main disadvantage of this method is the difficulty generally involved in identifying truly comparable transactions from which the value of the subject company can be derived.

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4.1.3 Multiples Method

The multiples method is similar to the comparable transactions method but is based on the share prices of public companies in the same industry as the subject company.

In the multiples method, the company is valued based on the industry’s average ratio between market value and a selected accounting metric. Common metrics include net income, operating profit, sales, and equity. Sometimes operational parameters are used as well, such as the number of subscribers, sales area, and so forth. The industry average ratio between market value and the relevant metric is called a “multiple.”

This method is mainly useful for providing an initial general estimate of the company’s value but not for precise valuation. Its main advantage lies in its simplicity and speed relative to other methods. The main drawback is that it does not take into account a range of factors that may affect the specific value of the company, distinguishing it from “similar” businesses in the same field, such as differing growth rates, capital structures, etc. Another disadvantage is that in most cases there is a wide range of multiples, and averaging them does not necessarily produce an accurate result.

4.1.4 Discounted Cash Flow Method (DCF)

The Discounted Cash Flow method is based on estimating the company’s ability to generate cash. Accordingly, the company’s value is assessed by discounting the expected future cash flows it is projected to generate. These future cash flows are discounted at a rate that reflects the risk inherent in the company’s activity and represents the return an investor would expect from a company with a similar risk profile.

The DCF method is the most accepted and theoretically sound valuation method. To apply this method, a financial model must be constructed that forecasts sales, cost of goods sold, general and administrative expenses, taxes, and investments, in order to derive the projected cash flow.

Its primary advantage lies in its suitability to the specific company and its consideration of company-specific factors, resulting in relatively high accuracy.

The disadvantages of the method lie in the difficulty of forecasting future revenue, expenses, and relevant investments, and in determining the appropriate discount rate.

4.2 Chosen Valuation Method28

Unless stated otherwise, the DCF method was chosen for the valuation of the subsidiaries. The Supreme Court has determined that the valuation principles for determining the fair value of minority shares shall be those commonly accepted in the field of finance for valuing companies.

A.	The first principle is the principle of valuing the Company according to its intrinsic value, whereby the Company’s value is determined based on all sources of value that derive directly from it, and not according to an external metric such as its market value or its replacement value in a transaction with a third party.

[28]	Leave for Civil Appeal 779/06

Civil Appeal 5701/07

Leave for Civil Appeal 7820/07

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B.	The second principle is the principle of valuing the Company as a going concern, based on the assumption that the offeree shareholders should be compensated with a monetary amount equivalent to the profits they would have been entitled to had the forced sale of their shares not taken place. It follows from this that the asset-based valuation method, which derives share value from the liquidation value of the Company’s assets, is not suitable for share valuation in the context of appraisal remedies.

C.	The third principle is that the valuation of the shares must be performed as of the date the tender offer is submitted, and not afterward, and that it should not include profits expected to be gained by the controlling shareholder as a result of the acquisition itself. Importantly, the profits expected from the Company’s future investments—known to the controlling shareholder before the date of acquisition—must be taken into account in the valuation.

The method preferred by the court, by majority opinion, is the DCF method. This method aligns with the purpose of the appraisal remedy as a tool to protect minority shareholders while promoting efficient acquisition transactions. It is consistent with all three of the aforementioned principles, particularly the two central ones—valuing the Company based on its intrinsic value and as a going concern.

It was further ruled that under the DCF method, the valuation must also take into account information known to the controlling shareholder regarding the Company’s future investment opportunities as of the date of acquisition. This ensures that the controlling shareholder’s informational advantage is neutralized and that minority shareholders can share in profits they would have enjoyed had the acquisition not occurred.

Additionally, the court stated: “Beyond indications that may justify foregoing a DCF-based valuation, there is no dispute that certain companies—by their nature—cannot be valued using the DCF method, and must therefore be valued using one of the other commonly accepted valuation methods, depending on their characteristics. For instance, companies in distress or facing imminent liquidation (for which no future cash flow forecast can be made) are generally valued based on the asset-based model.”

“Another example is start-up companies, for which it is generally accepted that it is difficult to assess their value using ‘conventional’ methods, including the DCF method, due to their lack of financial history and the high uncertainty surrounding their future.”

4.3 Control Premium

As noted above, controlling shareholders frequently enjoy private benefits, which are granted solely to them, at the expense of the Company and its minority shareholders. These private benefits add additional value to controlling interests in a company.

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A study conducted to estimate the value of control in public companies in Israel29 examined 64 off-market transactions in which controlling stakes (at least 20% of the Company’s capital) were transferred during the years 1993–2003. Almost all of these large-block transactions in Israel featured a significantly higher price compared to the market price once the transaction became public knowledge. This study estimated an average control premium of approximately 25%.

In an international study conducted by Zingales& Dayc (2004), it was found that in the Israeli market, the average control premium was estimated at 27%.

According to an article by Eilon Blum, Sharon Hannes, Revital Yosef, and Benny Lauterbach on the topic of control premiums, available at: https://lawjournal.huji.ac.il/article/12/1809/

—based on empirical observations of Israeli companies from 2001 to 2019—the following findings were presented:

“The main conclusion of our research is that following the increase in regulation, private and public enforcement, and media attention to corporate governance issues, a significant reduction in the value of control in Israeli public companies can be observed. The median control value in our broad sample is 9.9% of the Company’s market value in the first decade of the twenty-first century, and only 5.5% in the second decade.

This is a significant decrease compared to earlier studies, which found that control value in Israeli public companies was previously around one-third of the Company’s market value. Furthermore, when each transaction in the broader sample is weighted based on the market value of the company in which the transaction occurred, the weighted average control value in Israel in the second decade of the twenty-first century is only 3.42% of the companies’ market value. Our study includes all full control transfer transactions in all Israeli public companies over nearly two decades. This is assuming that the companies and transactions in the sample reflect the Israeli capital market as a whole.”

[29]	Source: “The value of control in Israeli companies and its relationship to the ownership structure and firm’s characteristics” Research by Dr. Ronen Barak in his doctorate work, under the guidance of Prof. Beni Lauterbach (Bar Ilan).

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Chapter 5

Valuation of the Company’s Equity

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5.1 Examining Reliance on the Company’s Share Price on the Stock Exchange

Given that the Company’s shares are traded on NasdaqCM30, a natural starting point would be to assess the value based on the share prices. However, a precondition for using trading prices as a reflection of economic value is the level of liquidity. In the case at hand, the Company’s shares are considered to have very low liquidity.

Below is a graph presenting the average share price and trading volume over the 12 months preceding the valuation date (presented in USD):

Therefore, the value of the Company cannot be estimated based on its share prices.

5.2 Balance Sheet Items

The table below presents the composition of the Company’s assets and liabilities at fair value as of the valuation date (presented in thousands of USD):

	USD Thousands	Note
Active
Cash and Cash Equivalents	5,893	A
Investment in Group A Companies	3,465	B
Receivables and Debit Balances	184	A
Loans to Subsidiaries	1,567	C
Investment in Group B Companies	5,291	D
Other Assets (Patents)	365	E
Fixed Assets	23	A
	16,787
Passive
Payables and Credit Balances	408	A
Employee Benefit Obligations	18	A
Total Liabilities	426

Equity and Surplus	16,361	F

Total Liabilities and Equity	16,787

[30]	Nasdaq capital market, designated for small and medium companies.

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A. Other Balance Sheet Balances

According to the Company’s management, the fair value of these balance sheet items corresponds to their book value as of December 31, 2024. For the avoidance of doubt, since these balances are not material, we did not value or conduct due diligence on these balances.

Regarding cash and cash equivalents, we made the following adjustment (presented in thousands of USD):

Balance as of December 31, 2024	6,263
Operating costs of the Company for January–March 2025	(600)
Loan to Eventer	(167)
Sale of shares during January–February 2025	397
5,893

B. Value of Investments in Group A Companies31

The total value is estimated at USD 3,465 thousand (for details, see Appendix J). This list includes holdings in shares traded on stock exchanges in Israel or abroad (including options to purchase such shares). The fair value of the shares was determined as follows:

i.	The Company provided the number of shares and options (including option terms) it holds as of the valuation date[32].

ii.	Since the Company’s holding percentages in these companies are not material, it is not possible to estimate the value of the shares using the DCF model. Therefore, the shares were valued based on their average market prices, except for shares in Viewbix (as detailed below).

iii.	The fair value of each share (except as otherwise noted) was determined based on the weighted average (closing price × daily trading volume) of the share price over the 60 trading days preceding the calculation date (February 19, 2025).

iv.	Polyrizon shares – a 30-day average (instead of 60) was used to neutralize the effect of an abnormal trading day on December 18, 2024. The weighted price was USD 1.4, and the closing price on February 19, 2025 was USD 1.08 (a 23% decrease).

v.	Viewbix shares – not calculated based on market prices due to extremely low trading volume. Therefore, the value was based on the most recent investment in Viewbix shares. In June 2024, Viewbix raised capital at USD 0.25 per unit (1 share + 1.5 options). For the following calculation, the share value is USD 0.25.

vi.	The value of non-tradable options is calculated using the Black-Scholes model (B&S), based on the contractual terms of the options, with the underlying asset being the share value as described above.

vii.	During the last month, shares of Inspira Technologies and others were sold. The proceeds from these shares, totaling USD 397 thousand, are included in the cash balance (see Section A above).

[31]	The sorting between Group A and Group B was done for the sake of convenience by us and has no financial implications.
[32]	We have not verified these figures.

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C. Loan to Subsidiaries

The Company extended loans to its subsidiaries. The balance sheet balance33 of these loans was estimated at approximately USD 4,011 thousand, while the fair value was estimated at approximately USD 1,567 thousand. The difference is as follows:

i.	A loan to ZIG in the amount of USD 1.53 million. This amount is presented as part of the investment in ZIG.

ii.	A loan to Eventer in the amount of approximately USD 635 thousand. Since Eventer’s value is negative (see the valuation of Eventer below), the fair value of these loans is zero.

iii.	A loan to Metagram in the amount of approximately USD 276 thousand. Since Metagram’s value is negative (see the valuation of Metagram below), the fair value of these loans is zero.

D. Value of Investment in Group B Companies34

Below is a table presenting the fair value of the Company’s holdings in these companies (presented in thousands of USD):

Company	Value USD thousands
Eventer Technologies	—
Charging Robotics	500
GERD IP	377
Solterra Energy	652
Gix Internet	860
ZIG MIAMI 54	2,000
Metagram Software	—
Laminera	—
Safee Cyber	—
Colugo Systems	902
Total	5,291

-	The list above is presented in random order.

-	The fair value of the Company’s holdings in Eventer is presented in Appendix B.

-	The fair value of the Company’s holdings in Charging Robotics is presented in Appendix C.

-	The fair value of the Company’s holdings in GERD is presented in Appendix D.

-	The fair value of the Company’s holdings in Solterra is presented in Appendix E.

-	The fair value of the Company’s holdings in Gix is presented in Appendix F.

-	The fair value of the Company’s holdings in ZIG is presented in Appendix G.

-	The fair value of the Company’s holdings in Metagram is presented in Appendix H.

-	According to the Company’s management, Laminera and Safee Cyber are inactive and have no material value.

-	The fair value of the Company’s holdings in Colugo is presented in Appendix I.

[33]	Based on an unaudited report as of Dec. 31, 2024.
[34]	The sorting between Group A and Group B was done for the sake of convenience by us and has no financial implications.

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E. Fair Value of Patents

The valuation is based on the Company’s management forecasts and a conversation with the Company’s patent advisor. The value is discounted to the valuation date, reflecting the risk associated with receiving the cash flows (including risk in the case of royalties), and net of transaction/legal expenses and the cost of maintaining the patent during the relevant period.

F. Company Equity

The Company’s equity is the excess of assets over liabilities and is estimated at approximately USD 16,361 thousand.

5.3 General and Administrative Expenses

The estimate of general and administrative expenses is based on the evaluation of these expenses as part of the Company’s total current operating costs. These include, among other things: secretarial services, office rent, communication services, finance department, professional services (audit, legal, etc.), payroll expenses, and so on.

The average annual operating expenses of the Company (solo), based on its financial statements for the years 2023–2024, are estimated at approximately USD 3.3 million.

For the purpose of calculating the discounted value, two approaches are possible:

A.	This approach assumes the Company will continue to operate under the same structure and will not realize its assets.

B.	This approach assumes the Company will realize its investments in the short- to medium-term (3–7 years). In calculating the discounted value, transaction costs related to the asset realization—such as brokerage fees, legal expenses, additional payroll, etc.—must be added.

We adopted Approach B for this valuation.

The representative general and administrative expenses35 are estimated at approximately USD 1.8 million per year. These expenses were discounted at a rate of 8% for a period of 5 years only. The resulting discounted value of these expenses is approximately USD 7.2 million.

5.4 Company Value

Accordingly, the value of the Company, prior to the allocation of contingent liabilities, is estimated at approximately USD 9.2 million, as follows:

USD thousands
Equity	16,361
Less: Corporate Overhead Costs	(7,187)
Company Value	9,174

As of the present date, according to the Company’s management, there are no pending claims or exposures to contingent liabilities against the Company that were not provided for in the financial statements as of December 31, 2024, except for a claim related to the ownership of shares in Eventer.

[***]

Accordingly, the fair value of the Company, after factoring in this exposure, is estimated to be in the range of USD 7,508 thousand to USD 8,460 thousand.

[35]	To maintain status quo, not including business development.

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Appendix A – Additional Information Regarding the Valuators

Details of the Valuation Firm

IFS Consulting and Investments (2009) Ltd. specializes in providing economic and financial consulting and independent professional valuations, in accordance with International Financial Reporting Standards (IFRS) and Israeli accounting standards, for financial reporting and as expert opinions for court proceedings. Among the firm’s clients are dozens of publicly traded companies in Israel and abroad, as well as private companies.

Areas of Expertise and Services

✓	Accompanying companies through IPO processes;

✓	Independent expert opinions in legal proceedings;

✓	Economic and accounting due diligence;

✓	Valuation of companies and businesses;

✓	Economic feasibility analysis;

✓	Preparation of business plans;

✓	Assisting companies in dealings with the banking system;

✓	Support in mergers and acquisitions;

✓	Valuation of intangible assets;

✓	Valuation of contingent liabilities, guarantees, and loans;

✓	Valuation of financial instruments and derivatives.

Details of the Author of the Opinion – Sagi Ben Shalosh, CPA

●	CEO of IFS Consulting and Investments (2009) Ltd.

●	Holds a B.A. in Accounting and Economics, an M.B.A. in Business Administration with a specialization in Finance, Banking, and Information Systems, and an M.A. in Legal Studies.

●	Licensed CPA in Israel.

●	Over 20 years of experience in valuation and financial/economic consulting, including conducting hundreds of valuations (of options and other derivatives, companies, businesses, etc.) and various economic projects for private companies, public companies, and government ministries.

●	Former Head of the Economic Department at Financials Immunities, CFO of several companies, and Senior CPA in the Economic Department at BDO Ziv Haft.

●	Lecturer at academic institutions on valuation and financial statement analysis.

●	Member of international organizations for valuation professionals:

○	Member in the International Association of Consultants, Valuators and Analysts (IACVA).

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Appendix B – Summary of Eventer Valuation

A. Background on Eventer

Eventer Technologies Ltd. (in this section also referred to as the “Company”) was incorporated in Israel on January 18, 2015, as a private company limited by shares. From its incorporation through the present date, the Company has operated as a software company engaged in the development and operation of a technological platform for managing the sale of events and/or activities—whether physical, virtual, or hybrid (i.e., events allowing both physical and virtual participation). These include concerts, festivals, courses, lectures, conferences, and various attractions.

In addition to the ticket sales platform, the Company provides auxiliary services to event organizers, including customer service for ticket buyers and consumers, support for event promotion and marketing, assistance with event marketing, secure payment processing services, and more.

B. Financial Statements

Summary of Profit and Loss Statement

Below is a summary of the Company’s profit and loss statements for the years 2021–2024 (presented in thousands of NIS and as a percentage of total revenue):

	2021	2022	2023	2024
Revenue	3,828	8,283	7,754	5,739
% Growth	—	116.4%	-6.4%	-26.0%
Cost of Sales	1,221	1,636	1,471	962
% of Total Revenues	31.9%	19.8%	19.0%	16.8%
Gross Profit	2,607	6,647	6,283	4,777
% of Total Revenues	68.1%	80.2%	81.0%	83.2%
R&D Expenses	1,670	1,586	2,086	2,244
% of Total Revenues	43.6%	19.1%	26.9%	39.1%
Sales and Marketing Expenses	1,584	1,073	508	1,243
% of Total Revenues	41.4%	13.0%	6.6%	21.7%
General & Admin Expenses	4,198	6,188	2,618	2,214
% of Total Revenues	109.7%	74.7%	33.8%	38.6%
Operating Profit (Loss)	(4,845)	(2,200)	1,071	(924)
% of Total Revenues	-126.6%	-26.6%	13.8%	-16.1%

●	In 2023 and 2024, the Company’s revenues declined significantly.

●	The Company did not meet its revenue forecasts for these years (the revenue forecast was NIS 14.8 million for 2023 and NIS 28.1 million for 2024).

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●	Despite a significant reduction in operating expenses, the Company recorded an operating loss of approximately NIS 924 thousand in 2024.

●	In 2023, the Company had an operating profit of NIS 1,071 thousand, which includes the reversal of a provision in the amount of NIS 703 thousand. Excluding this reversal, the operating profit is estimated at approximately NIS 340 thousand.

Balance Sheet

Below is a summary of the Company’s balance sheet as of December 31 for each of the years 2022–2024 (presented in thousands of NIS):

	2024	2023	2022	2024	2023	2022
Active
Current assets
Cash and cash equivalents	881	658	1,426	20%	15%	13%
Cash for event organizers	3,000	2,353	3,946	68%	52%	35%
Customers and other receivables	511	1,240	864	12%	27%	8%
Total	4,392	4,251	6,236	99%	94%	55%
Non-current assets
Other		208	202		5%	2%
Fixed assets	49	54	49	1%	1%	0%
Other property			4,807			43%
Total	49	262	5,058	1%	6%	45%

Total active	4,441	4,513	11,294	100%	100%	100%

	2024	2023	2022	2024	2023	2022
Passive
Current liabilities
Loans from related parties	406	413	1,998	9%	9%	18%
Suppliers and payables	882	1,055	1,919	20%	23%	17%
Undertaking to event organizers	4,581	3,506	5,111	103%	78%	45%
Total	5,869	4,974	9,028	132%	110%	80%
Non-current liabilities
Loans from related parties	2,165	1,883	1,674	49%	42%	15%
Total	2,165	1,883	1,674	49%	42%	15%

Equity	(3,593)	(2,344)	592	-81%	-52%	5%

Total passive	4,441	4,513	11,294	100%	100%	100%

-	As of December 31, 2024, the Company has a net liability to event organizers of NIS 1,581 thousand and a liability to the parent company in the amount of NIS 2,571 thousand.

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C. Forecasted Profit and Loss Statement

The Company’s valuation was performed using the Discounted Cash Flow (DCF) method, based on the forecast of its future cash flows. For this purpose, we constructed a revenue and expense scenario for the next 5 years and for a representative year, relying on the Company’s management forecasts and adjustments made by us.

Below is the projected profit and loss statements of the Company for the next 5 years and the representative year (presented in thousands of NIS):

	2025	2026	2027	2028	2029	Representative year
Income	6,150	6,765	7,442	7,814	8,204	8,368
% growth	7.2%	10.0%	10.0%	5.0%	5.0%	2.0%
Cost of sales	1,031	1,134	1,247	1,310	1,375	1,403
% of total revenue	16.8%	16.8%	16.8%	16.8%	16.8%	16.8%
Gross profit	5,119	5,631	6,194	6,504	6,829	6,966
% of total revenue	83.2%	83.2%	83.2%	83.2%	83.2%	83.2%
R&D expenses	2,000	2,040	2,081	2,122	2,165	2,208
% of total revenue	32.5%	30.2%	28.0%	27.2%	26.4%	26.4%
Marketing and sale expenses	1,323	1,442	1,572	1,643	1,717	1,748
% of total revenue	21.5%	21.3%	21.1%	21.0%	20.9%	20.9%
Management and general expenses	2,318	2,470	2,632	2,718	2,808	2,845
% of total revenue	37.7%	36.5%	35.4%	34.8%	34.2%	34.0%
Operating profit (loss)	(522)	(321)	(91)	20	139	165
% of total revenue	-8.5%	-4.7%	-1.2%	0.3%	1.7%	2.0%
Tax expenses	-	-	-	-	-	38
% of total revenue	0.00%	0.00%	0.00%	0.00%	0.0%	0.5%
Net profit	(522)	(321)	(91)	20	139	127
% of total revenue	-8.5%	-4.7%	-1.2%	0.3%	1.7%	1.5%

-	Despite a decline in the Company’s revenues in recent years, the forecast includes material revenue growth.

-	As of the valuation date, the Company is not profitable and is dependent on funding from the parent company for its continued operations.

-	In order for the Company to continue its operations and increase revenues, both in Israel and abroad, significant investment is required in R&D and in sales and marketing.

D. Investment in Working Capital

To calculate the expected investment in operating working capital, we prepared a detailed forecast of the receivables, payables, and suppliers line items. The annual investment in working capital was calculated based on the Company’s historical credit policy (average of 2023–2024), and this rate was estimated at approximately (-2%) of total revenue.

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E. Cost of Capital

This rate was estimated using the weighted average cost of capital (WACC) formula, as follows:

WACC = Kd × D/(E+D) × (1–T) + Ke × E/(E+D)

Where:

●	WACC: The weighted return rate required by shareholders

●	Kd: Return on debt

●	D/(E+D): Debt-to-asset ratio

●	Ke: Return on equity

●	E/(E+D): Equity-to-asset ratio

The cost of equity (Ke) was determined using the Capital Asset Pricing Model (CAPM). According to this model, the cost of equity is composed of the long-term risk-free interest rate on government bonds, plus the equity risk premium multiplied by the company’s relative risk coefficient (Beta), which reflects the sensitivity of the investment’s value to overall market fluctuations, plus a specific risk premium. The formula is:

Ke = Rf + β × (Rm – Rf) + Rs

Where:

Rf: Risk-free rate – based on the yield of risk-free shekel bonds with 15–20 years maturity.36

(Rm – Rf): Average market risk premium required by international investors operating in Israel.37

β: Relative risk coefficient – reflects the relative risk of a specific investment and depends on the correlation between the investment return and overall capital market return.

The β tends to be higher the more leveraged the company is. When estimating β38 using comparison with other companies, one must adjust and adapt β for financial leverage of the company, by first calculating the unlevered Beta (“operational Beta”) and then adjusting it based on the Company’s specific leverage level. Since the Company’s shares are not publicly traded, we used the average unlevered β of comparable publicly traded international companies (the “sample companies”), which is approximately 1.1639. Based on this, the leveraged β of the Company was calculated at approximately 1.3.

Rs: Additional return rate, attributed to the Company and reflecting specific risks such as lack of liquidity, small company size, reliance on external funding, etc. Empirical data and studies show that investors require an additional risk premium for investments that reflect these various parameters of their investment. After analyzing the risks to which the Company is exposed and considering the scale of operations, this premium was estimated by us at approximately 11%.40

[36]	Source: Fair Value Gap Database
[37]	Source: http://pages.stem.nyu.edu/~adamodar/ – Aswath Damodaran
[38]	The β is calculated based on regressions of public companies against market portfolio returns, using monthly calculations over the five years preceding the date of this Report.
[39]	Source: http://pages.stem.nyu.edu/~adamodar – Aswath Damodaran / Average 2 sectors: Global, Advertising and Software (Systems & Application).
[40]	D&P 2024

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Based on these parameters, the cost of capital determined for the Company is approximately 21.6%, as detailed below:

Risk-Free Interest Rate	4.6%
Beta	1.3
Market Premium[41]	6.5%
Additional Risk Premium (Rs)	11%
Cost of Equity (Ke)	24.0%
Debt Ratio[42]	14%
Long-Term Tax Shield Rate[43]	23%
Representative Cost of Debt[44]	9%
Weighted Average Cost of Capital (WACC)	21.6%

F. Company Activity Value Using Discounted Cash Flow Method

Below is the projected cash flow statement of the Company (in thousands of NIS):

	2025	2026	2027	2028	2029	Representative year
						<
Operating profit after tax	(522)	(321)	(91)	20	139	127
Plus depreciation and amortization	29	32	35	37	39	39
Decrease (increase) in working capital	(246)	13	14	8	8	3
Cash flow from current operations	(738)	(276)	(42)	65	186	170
Investments in fixed assets	(29)	(32)	(35)	(37)	(39)	(39)
Cash flows	(767)	(308)	(77)	28	147	130
Residual value*						678
Discounted cash flow 21.6%	(696)	(230)	(47)	14	61	276
Company activity value, NPV						(622)

*	Terminal Value: Calculated by discounting cash flows into perpetuity, assuming a nominal growth rate of approximately 2%.

To determine the operating value, free cash flow over the forecast period was discounted, along with the terminal value at the end of the forecast period, to the valuation date, assuming that annual cash flows are evenly distributed throughout the year. Free cash flows were discounted at a cost of capital reflecting the Company’s operational risk (21.6%), resulting in a negative value.

[41]	Source: Aswath Damodaran.
[42]	According to the Sample Companies.
[43]	Company’s future tax rate.
[44]	Source: Fair Margin Information Database. Shekel interest for 15 year maturity with rating of baa3.

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G. Valuation Summary

The valuation of operations is based on the fundamental assumption that the Company is a going concern and will operate over an indefinite horizon. The valuation was conducted using the Discounted Cash Flow (DCF) method. Cash flows were discounted at the weighted average cost of capital, reflecting the Company’s risk profile, which was estimated at 21.6%. The result represents the economic value of operations (in this case, negative). This operational economic value is independent of the Company’s capital structure—that is, it is unaffected by the method of the company’s financing, whether by equity or foreign capital.

To arrive at the Company’s value, the total non-operating assets are added, and the Company’s net financial liabilities as of the valuation date45 are deducted:

NIS thousand
Activity Value	(622)
Cash and deposits	881
Cash for event organizers	3,000
Liability to event organizers	(4,581)
Loan from parent company	(2,571)
Total net financial liabilities	(3,271)
Company equity value	(3,893)

According to the above and as presented in detail in this Opinion, the value of the Company based on the DCF model is zero.

Appendix C – Summary of Charging Robotics Valuation

A. About Charging Robotics

Charging Robotics Inc. (in this section also: the “Company”) was established in February 2021 as an Israeli company, with the main objective of developing innovative wireless charging technology for electric vehicles (EVs). At the core of the technology is a wireless power transmission module, which uses resonance induction coils to transfer electricity without cables. This module can be applied in various products, including robotic and stationary platforms.

The robotic platform includes a component small enough to move under the vehicle and position itself autonomously for optimal charging. After charging is complete, the robot automatically returns to its docking station or moves to charge the next vehicle.

The Company was originally incorporated on March 25, 2008, in the State of Delaware under the name Silver Hill Management Services, Inc. On August 24, 2011, it changed its name to Fuel Doctor Holdings, Inc.

On March 28, 2023, the Company signed a Securities Exchange Agreement with the shareholders of Charging Robotics Ltd., an Israeli company incorporated in February 2021. On April 7, 2023, the acquisition was completed, making Charging Robotics a wholly-owned subsidiary of the Company, in exchange for the issuance of 921,750,000 new ordinary shares to the shareholders of Charging Robotics Ltd.

[45]	On the basis of an internal financial report as of Dec. 31, 2024.

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On April 6, 2023, the Company completed a private placement in which it issued 136,500,000 new shares46, for a total consideration of USD 500 thousand.

In June 2023, the Company decided to focus its resources on developing a wireless charging solution for the Automated Parking System (APS) market. APS systems are used to store vehicles automatically when a driver arrives at a parking facility and to retrieve them upon departure. The vehicles are stored in areas without human access, making conventional cable-and-plug charging systems impractical, as drivers cannot connect the cable themselves.

The Company’s innovative solution utilizes wireless power transmission modules with robotics to meet EV charging needs in APS systems. This solution enables wireless power transfer from the APS building’s electrical grid to the vehicle (or alternatively, to the platform on which the vehicle is placed). This technology facilitates EV charging in areas with no physical access in APS systems.

On April 24, 2021, the Company invested USD 250 thousand and acquired 19.99% of the share capital of Revoltz Ltd., a private Israeli company focused on the research, development, and manufacturing of micro-mobility vehicles for urban use, targeting both the commercial and private sectors.

B. About the Technology

The Company’s current product, which is in a pilot stage with an APS (Automated Parking System) provider in Israel, is a system that enables wireless charging of electric vehicles (EVs) in automated parking lots.

System functionality:

When a driver arrives at the APS system, the EV is parked on a designated platform, which is used by the system to move the vehicle to its final parking position. The vehicle remains on the platform until the driver retrieves the car from the parking spot and leaves the facility.

While parking, the driver connects a regular charging cable to a socket installed on the platform. The system then moves the platform using conveyors and elevators to the designated parking spot.

The system consists of two main components:

-	Power Receiving Unit – Installed on the platform and includes a receiving coil, supporting electronic components, and a socket for the driver’s cable connection.

-	Power Transmitting Unit – Installed within the APS structure and includes a transmitting coil and supporting electronic components.

[46]	Before consolidation at a ratio of 1:150.

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Charging is initiated via a dedicated mobile application:

Once the driver parks the vehicle and connects the cable, the driver activates the charging process through the app. The system enters standby mode, and charging begins once the platform reaches the final parking position. When the transmitting and receiving coils are aligned, electricity is transferred wirelessly via electromagnetic induction. This solution enables EV charging in locations with no manual access, where connecting a charging cable is not feasible.

C. Financial Statements

Summary of Profit and Loss Statement

Below is a summary of the Company’s profit and loss statements for the years 2022–2024 (presented in thousands of USD):

	2022	2023	2024
R&D expenses	682	303	343
General & administrative expenses	71	437	320
Operating profit (loss)	(753)	(740)	(663)

-	The Company’s operating expenses are composed of two main components: research and development expenses and general and administrative expenses. In the reviewed years and as of the valuation date, the Company has no commercial revenues.

-	The operating expenses in 2024 totaled USD 663 thousand, compared to USD 740 thousand in 2024 [sic].

-	R&D expenses in 2024 amounted to USD 303 thousand, compared to USD 343 thousand in 2023.

Balance Sheet

The following is a summary of the Company’s balance sheet as of December 31 of the years 2022–2023 and as of September 30, 2024 (presented in thousands of USD):

	2024	2023	2022	2024	2023	2022
Current assets
Cash and cash equivalents	175	8	27	40%	2%	7%
Accounts receivable	20	43	71	5%	13%	18%
Total	195	51	98	45%	16%	26%
Non-current assets
Investment in Revoltz	73	110	152	17%	34%	40%
Loan to Revoltz	64	62	60	15%	19%	16%
Other property	104	100	74	24%	31%	19%
Total	241	272	286	55%	84%	74%

Total active	436	323	384	100%	100%	100%

	2024	2023	2022	2024	2023	2022
Current liabilities
Suppliers and payables	255	220	108	58%	68%	28%
Loan from a related party and other	659	128	595	151%	40%	155%
Total	914	348	703	210%	108%	183%
Non-current liabilities
Deferred income	32	49	49	7%	15%	13%
Total	32	49	49	7%	15%	13%

Capital	(510)	(74)	(368)	-117%	-23%	-96%

Total passive	436	323	384	100%	100%	100%

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As of December 31, 2024, the Company’s cash balance was USD 175 thousand, compared to USD 8 thousand on December 31, 2023. The total assets of the Company amounted to approximately USD 436 thousand, compared to USD 323 thousand in December 2023.

The Company’s total liabilities as of December 31, 2024, amounted to approximately USD 946 thousand, which includes a related party and other liabilities in the amount of approximately USD 659 thousand. As of December 31, 2024, the Company had a negative working capital of USD 719 thousand, compared to a negative working capital of USD 297 thousand as of December 31, 2023.

D. Valuation Based on the Company’s Share Price

The Company’s shares are traded on the OTC market, at the OTC Pink tier (the lowest trading tier on the OTC exchange). Given the extremely low trading volume of the Company’s shares, it is not possible to estimate the Company’s value based on its OTC trading price.

E. Company Valuation Based on the DCF Model

The valuation of the Company was performed based on the Discounted Cash Flow (DCF) method. To that end, we constructed an income and expense forecast for the next five years and a representative year, based on management’s projections and adjustments made by us.

As of the valuation date, there is difficulty in forecasting the Company’s revenues, and based on the data provided and our analysis, the probability of operating profit in the coming years is negligible. Therefore, the value of operations derived from the DCF model is negligible. This forecast is based on the following reasons:

-	As noted above, in June 2023, the Company decided to focus its resources on developing a wireless charging solution for the Automated Parking System (APS) market. Accordingly, the total investment in research and development up to that date is not of material value.

-	The Company operates in a competitive market subject to strict regulations and standards and will require substantial investments to complete full development and enter the local and global markets.

-	The Company’s sales and marketing infrastructure has been significantly downsized.

-	The Company does not have sufficient cash flow to pay senior employee salaries.

-	Continued operation of the Company requires significant external funding.

Equity price:

In this case, the discount rate is irrelevant, as the projected cash flow is negative.

The valuation of the operations is based on the assumption that the Company is a “going concern” and will operate over an infinite horizon. The valuation was conducted using the DCF method. The cash flows are required to be discounted at the weighted average cost of capital (WACC), reflecting the risk level of the Company. The resulting value is the economic value of operations (which in this case is negative). The economic value of operations is independent of the capital structure—i.e., it is not dependent on whether the Company is financed via equity or foreign capital.

To obtain the Company’s value, the total value of non-operational assets must be added, and the net financial liabilities of the Company as of the valuation date subtracted. This amount is estimated as of the valuation date47 at over USD 0.5 million (excess of liabilities over assets).

[47]	Based on an internal financial report dated Dec. 31, 2024.

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F. Valuation of Holdings in Revoltz

On April 24, 2021, Charging Robotics invested USD 250 thousand and acquired 19.99% of the share capital of Revoltz Ltd.

Revoltz is a private Israeli company focused on the research, development, and manufacturing of micro-mobility vehicles for urban use, both for the commercial and private sectors.

Revoltz is developing innovative electric micro-mobility solutions for various uses, emphasizing efficiency, stability, and environmental sustainability. The Company has developed two main models:

i.	PORTO– Last-Mile Delivery Solution

✓	A small electric commercial vehicle suitable for transporting light cargo in dense cities.

✓	Long-range durable battery allowing a full workday on a single charge.

✓	Advanced steering and tilting mechanism providing high stability on the move.

✓	Low maintenance costs and significant savings compared to electric cargo bikes.

✓	Cargo capacity of up to 300 liters with high load-bearing capability.

✓	High modularity – the vehicle can be adapted for use in logistics, tourism, security, and smart cities.

The PORTE EV was specifically developed for the short-distance delivery market, offering a combination of functionality, durability, and agility. It can handle long-distance deliveries and sustain a full workday on one charge. Its storage volume is similar to the trunk of a small car and includes a tilting mechanism for maximum stability even under full load, with large storage compartments distributed between the front and rear axles for balanced weight distribution.

ii.	O3 – Personal Micro-Mobility Vehicle

✓	A lightweight, stable, and safe electric vehicle for urban driving.

✓	Includes an innovative tilting mechanism to enhance cornering stability.

✓	200 km range, with a replaceable battery for maximum convenience.

✓	Maximum speed of 70 km/h with an advanced control system.

✓	Unique aerodynamic design offering improved driver protection while maintaining efficient energy consumption.

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In February 2025, the Company reported that Revoltz received approval from the Israel Standards Institute to sell and market the PORTE EV vehicle in Israel. The approval from the Israel Standards Institute (Standard 6230) is a significant step, as it allows riders aged 16 and older to use this vehicle without a driver’s license. This approval is expected to facilitate the adoption of the vehicle and make lightweight delivery solutions more accessible and convenient, particularly in dense urban areas where there is high demand for compact and efficient transportation.

Below is a summary of Revoltz’s Statements of Profit and Loss for the years 2022–2023 (presented in thousands of NIS):

	2023	2022
Revenues	227	11
Operating Expenses	129	718
Operating Profit (Loss)	98	(707)

Below is a summary of the Company’s balance sheet balances as of December 31 of the years 2022–2023 (presented in thousands of NIS):

	Dec. 31, 2023	Dec. 31, 2022
Assets
Cash and cash equivalents	11	31
Accounts receivable	81	3
Inventory	177	-
Fixed assets	4	7
Total assets	273	41
Liabilities
Bank liabilities	76
Suppliers and service providers	144	7
Accounts payable	557	631
Total liabilities	777	638

Equity (deficit)	(504)	(597)

Total capital and liabilities	273	41

Since Revoltz is in its early stages and is materially dependent on external capital for its continued operations, it is difficult to estimate its value. Therefore, for the purpose of valuation, we relied on the following:

i.	On April 24, 2021, Charging Robotics invested USD 250 thousand and acquired 19.99% of the share capital of Revoltz Ltd.

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ii.	During the reviewed years, Revoltz has progressed, but not at a pace aligned with market development, and has not yet reached the sales stage.

iii.	Revoltz does not hold patents or registered designs to protect the intellectual property.

iv.	Since Revoltz is still in the development stage, it is exposed to a very high level of risk.

v.	Revoltz has not yet successfully completed a significant fundraising round.

vi.	Assuming the fair value of Charging Robotics’ holdings in Revoltz has tripled since the investment, it is estimated at USD 750 thousand. The fair value of Xylo’s holding in Charging Robotics (of which it owns 64%) for this component is therefore estimated at USD 480 thousand.

vii.	In addition, Charging Robotics’ net financial liabilities exceed USD 500 thousand.

In accordance with the above, the value of Xylo’s holdings in the Company is estimated to be in the range of USD 0 to USD 500 thousand. For the purpose of valuing Xylo, the upper bound of the range has been used.

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Appendix D – Summary of Valuation of GERD

GERD IP (hereinafter: the “Company”) was incorporated under the laws of the State of Delaware on January 13, 2020. The Company holds patents which form the basis for a medical device used in a minimally invasive transoral surgical procedure (Trans Oral Fundoplication) for the treatment of patients suffering from Gastroesophageal Reflux Disease (GERD).

On May 11, 2021, the Company entered into a confidential settlement agreement concerning a legal claim filed in July 2020 in the U.S. District Court for the District of Delaware, against an American medical device company, alleging infringement of its intellectual property rights. The claim referred to the infringement of two patents granted by the U.S. Patent and Trademark Office (USPTO) and owned by GERD IP.

In 2021 and 2022, the Company received total compensation of USD 1.3 million as part of the settlement agreement. After deducting legal expenses, the net amount received was USD 631 thousand.

As of the valuation date, the Company has no business operations.

Balance Sheet of the Company as of June 30, 2024 (presented in thousands of USD):48

USD thousands
Active
Cash and cash equivalents	630
630

Passive
Payables and credit balances	211
Total liabilities	211

Equity	419

Total balance sheet	630

According to Xylo’s management, the accounting value of the Company’s assets and liabilities does not differ materially from their fair value.

Accordingly, the Company’s value is approximately USD 419 thousand, and Xylo’s shareholding (90%) is valued at approximately USD 377 thousand.

[48]	The most recent report transferred to us.

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Appendix E – Summary of Valuation of Holdings in Solterra

Solterra Energy Ltd. (hereinafter: the “Company”) (formerly A.I. Conversation Systems Ltd.) is a public company, and its shares are traded on the Tel Aviv Stock Exchange Ltd.

On November 27, 2024, a merger was completed between Solterra Renewable Energies Ltd. and the Company (then A.I. Conversation Systems Ltd.), and in December 2024, the Company changed its name to its current name.

As of the valuation date, the Company’s shares are traded on the maintenance list of the Tel Aviv Stock Exchange.

For the purpose of estimating the value of Xylo’s holdings in the Company, we relied on the Company’s share prices on the stock exchange. The parameters used in the valuation are as follows:

a.	Xylo holds 723,441 ordinary shares of the Company, constituting approximately 13.14% of the share capital (not on a fully diluted basis).

b.	The weighted average price of the Company’s shares, based on the closing prices on the Tel Aviv Stock Exchange during the 60 trading days preceding February 19, 2025, is NIS 3.82. The weighted average price accounts for the daily trading volume.

c.	The total trading volume of the Company’s shares over the past 60 trading days was approximately 359 thousand shares, whereas Xylo holds 723 thousand shares. Accordingly, to estimate the value of the holdings, a 15% discount was applied to reflect the low liquidity of the shares.

Based on the above, the value of Xylo’s holdings in the Company is estimated at NIS 2,347 thousand (approximately USD 652 thousand)49.

[49]	According to an exchange rate of 3.60

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Appendix F – Summary of Valuation of Holdings in Gix

Gix Internet Ltd. (hereinafter: the “Company”) is a public company whose shares are traded on the Tel Aviv Stock Exchange Ltd.

As of the valuation date, the Company’s shares are traded on the Tel Aviv Stock Exchange.

For the purpose of estimating the value of Xylo’s holdings in the Company, we relied on the Company’s share prices on the stock exchange. In our view, this approach is the most appropriate in this case, particularly because the Company is currently undergoing an acquisition process involving Deliverz.AI Ltd., whereby Gix will allocate a significant number of its shares to Deliverz’s shareholders.

The parameters used for the valuation are as follows:

a.	Xylo owns 19,626,958 ordinary shares of the Company, representing approximately 45.7% of the Company’s share capital (not on a fully diluted basis).

b.	The weighted average price of the Company’s share, based on closing prices on the Tel Aviv Stock Exchange during the 60 trading days preceding February 19, 2025, is NIS 0.19. This average takes into account the daily trading volume (the share price on February 19, 2025, was NIS 0.152).

c.	The total trading volume of the Company’s share over the last 60 trading days was approximately 6.7 million shares, whereas Xylo holds 19.6 million shares.

Accordingly, a 15% discount was applied to reflect the low liquidity of the shareholding.

Based on the above, the value of Xylo’s holdings in the Company is estimated at NIS 3,097 thousand (approximately USD 860 thousand).50

[50]	According to an exchange rate of 3.60

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Appendix G – Summary of Valuation of ZIG MIAMI

On September 13, 2023, an operating agreement was signed between Zig Investment Group LLC (a Florida LLC) and Xylo, for the establishment of the company ZIG MIAMI 54 LLC (hereinafter: “ZIG”).

The purpose of the company is to acquire, improve, renovate, develop, manage, and sell a commercial property in Miami, Florida. The property was purchased51 on December 15, 2023, and the project is currently in the development stage, with clear agreements regarding profit-sharing and property management.

Ownership Structure

At inception, Xylo invested USD 2 million in exchange for 60% ownership of the company. Zig Investment Group LLC received 40% of the holdings without consideration.

Upon full repayment of Xylo’s investment, the company will redeem half of its holdings (30%) and transfer them to Zig Investment Group.

Investment and Financing

ZIG received a seller’s loan in the amount of USD 1.35 million, secured by a first-ranking lien on the property. The total purchase price of the property was USD 2.25 million, and the acquisition was completed on December 15, 2023.

According to Xylo’s management, as of the valuation date, there has been no material change in the value of the acquired property or in the terms of the partnership agreement. Therefore, the value of Xylo’s holdings in ZIG is not materially different from the total investment amount, which is USD 2 million. This amount includes a loan provided by Xylo to ZIG.

[51]	The closing.

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Appendix H – Summary of Valuation of Metagram

A. About Metagram

Metagram Software Ltd. (the “Company”) was incorporated in Israel in January 2022 as a private limited liability company. Metagram is a software company specializing in AI-based solutions and natural language processing (NLP) for communication.

Metagram developed Bubbl, an innovative writing tool utilizing machine learning, NLP, artificial intelligence, and deep learning technologies. Bubbl is designed with a clean and minimalist interface, offering a non-intrusive writing assistant that allows users to operate in various modes, including a floating interactive rewrite window, inline interactive rewrite mode, and a grammar-only correction mode.

The goal of Bubbl is to revolutionize writing tools and introduce innovation in the document rewriting process by combining classic semantic analysis with cutting-edge technologies such as pre-training and reinforcement learning of specialized language models (SLMs) and large language models (LLMs).

On April 13, 2023, Xylo signed a share purchase agreement for the acquisition of 19.9% of the share capital of Metagram. In consideration, Xylo paid Metagram USD 250,000 via the issuance of Xylo shares.

As of the date of this Opinion, Xylo holds 19.9% of the issued shares of Metiram.

In addition, under the share purchase agreement, Xylo granted Metagram a loan of USD 250,000 to fund a pilot. The loan bears annual interest of 6% and is to be repaid in quarterly installments over eight quarters, starting from the first day of the third year following the grant date.

B. Financial Statements

Summary of Profit and Loss Statement

Below is a summary of the Company’s profit and loss statements for the years 2022–2024 (presented in thousands of NIS and as a percentage of total revenues):52

	2022	2023	2024
Revenues	642	541	586
% Growth		-15.7%	8.3%
Operating Expenses	447	595	1,141
% of Total Revenues	69.6%	110.0%	194.7%
Operating Profit (Loss)	195	(54)	(555)
% of Total Revenues	30.4%	-10.0%	-94.7%

-	During the reviewed years, the Company’s revenues remained low, and the Company has not succeeded in achieving growth.

-	In 2023–2024, the Company recorded significant operating losses.

[52]	The data for 2024 is based on a trial balance sheet.

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Balance Sheet

Below is a summary of the Company’s balance sheet as of December 31 of each of the years 2022–2024 (presented in thousands of NIS):

	2024	2023	2022	2024	2023	2022
Assets
Cash and cash equivalents	65	182	383	6%	17%	58%
Debtors	99	47	3	10%	4%	0%
Fixed assets and other	857	857	275	84%	79%	42%
Total assets	1,021	1,086	661	100%	100%	100%
Liabilities
Suppliers and payables	39	32	36	4%	3%	5%
Shareholder loan	1,474	967	477	144%	89%	72%
Total	1,513	999	513	148%	92%	78%

Equity	(492)	87	148	-48%	8%	22%
Total liabilities and equity	1,021	1,086	661	100%	100%	100%

-	As of December 31, 2024, the Company has a shareholder liability of approximately NIS 1.5 million.

C. Profit and Loss Forecast

The valuation of the Company was conducted using the Discounted Cash Flow (DCF) method. For this purpose, we constructed an income and expense forecast for the next five years and for a representative year, based on the Company management’s projections and adjustments made by us.

As of the valuation date, the forecast indicates an operating loss for all forecasted years. Accordingly, the value of the operations derived from the DCF model is negligible. This forecast is based on the following:

-	The Company has abandoned the registration of patents previously owned.

-	The sales and marketing infrastructure has been significantly reduced.

-	The Company lacks sufficient cash flow to pay salaries to senior employees.

-	The continuation of operations requires substantial external funding.

-	The Company’s technology has become outdated.

D. Cost of Capital

In this case, the discount rate is irrelevant, as the projected cash flow is negative.

E. Valuation

The valuation of the business is based on the assumption that the Company is a going concern and will operate over an infinite business horizon. The valuation was conducted using the Discounted Cash Flow (DCF) method. The cash flows are to be discounted using a weighted average cost of capital that reflects the Company’s risk level. The resulting value is the economic value of the operations (in this case, negative). This value is independent of the capital structure and thus is not influenced by whether the Company is financed through equity or foreign debt.

To calculate the value of the Company, the total non-operating assets must be added and the net financial liabilities as of the valuation date53 subtracted, which are estimated at NIS 1.4 million.

Accordingly, and as detailed in this Opinion, the value of the Company based on the DCF model is 0.

[53]	Based on an internal financial report dated December 31, 2024.

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Appendix I – Summary of the Valuation of Colugo

A. About Colugo

Colugo Systems Ltd. (hereinafter: the “Company”) was founded in 2016. The Company is a startup engaged in the development of an autonomous aircraft with vertical and horizontal take-off and landing capabilities as a drone, offering advantages in flight time and range, payload capacity, ease of charging and maintenance, and more. On November 25, 2019, the Company established a wholly owned subsidiary in the United States.

The Company focuses on the development and production of innovative aircraft with the aim of revolutionizing aviation in the emerging Urban Air Mobility (UAM) market. Its products are based on five unique patents in the field of Adaptive Wing Technology (AWT), which enables a combination of long-range flight, prolonged hovering capabilities, and maximum wind resistance, all in a vertical take-off and landing aircraft (VTOL). The Company’s technology is designed for a wide range of applications, including:

●	Urban Air Mobility (UAM): Development of electric aircraft for passenger and cargo transport, aimed at reducing road congestion and offering a green and efficient transportation solution.

●	Defense and Security: Supporting security forces in surveillance, reconnaissance, and operational missions, with the ability to operate in harsh weather conditions and challenging environments.

●	Emergency and Disaster Management: Supporting rescue and emergency services in identifying fire locations, locating missing persons, and transporting urgent medical supplies to remote areas.

●	Smart Agriculture: Monitoring vast agricultural areas, identifying pests, tracking irrigation systems, and conducting precise spraying operations.

●	Infrastructure and Energy: Inspecting and maintaining energy facilities, power lines, and other infrastructures by identifying damage or faults in hard-to-reach places.

B. Valuation of Xylo’s Holdings in Colugo

As of the valuation date, Xylo holds 24,920 ordinary shares in Colugo and is expected to receive an additional 31,250 shares pursuant to a settlement agreement with a third party. According to the corporate registry report, the total issued and paid-up share capital of Colugo includes 2,556,551 shares. Therefore, Xylo’s holding in Colugo is estimated at approximately 2.2%.

For the purpose of valuing Xylo’s holdings in Colugo, the following data and assumptions were used:

✓	It was assumed with 100% certainty that Xylo will receive the shares under the settlement agreement.

✓	According to Xylo management, the settlement amount is USD 500,000, which will be paid in Colugo shares. This implies a share value of USD 16.05. It should be noted that if the fair market value of the share exceeds this amount, the third party may prefer to pay in cash instead of shares.

✓	In 2022, Colugo raised USD 2.5 million by issuing 154,374 ordinary shares, reflecting a fair value per share of USD 16.05.

✓	In our assessment, relying on the investment round and the settlement agreement is the most appropriate approach for estimating the value of Xylo’s holdings in Colugo.

✓	Use of the DCF method is not applicable, as Xylo’s holding in Colugo is not material (approximately 2.2% after receiving the shares from the settlement agreement).

Accordingly, the value of Xylo’s holdings in Colugo is estimated at USD 901.6 thousand (16.05 * 56,170 shares).

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Appendix J – Value of Holdings – “Investment in Group A Companies”

The table below presents the fair value of the Company’s holdings in shares and options of the following companies:

Company Name	Security Type	Exchange	Quantity Shares	Value of Share / Option in $	Value of Share in CAD	Value of Share in NIS	Total Share Value in $
Jeffs’ Brands Ltd	Shares	NasdaqCM	31,892	2.69			85,640
Jeffs’ Brands Ltd	Options	NasdaqCM	2,642	0.03			78
Jeffs’ Brands Ltd	Options (Non-traded)		2,642	0.00			0
Polyrizon Ltd	Shares	NasdaqCM	92,405	1.4			129,055
Maris Tech	Shares	NasdaqCM	60,380	3.96			238,899
Maris Tech	Options	NasdaqCM	23,810	0.69			16,524
Maris Tech	Options (Non-traded)		78,370	0.24			18,471
N2OFF (Save Food)	Shares	NasdaqCM	1,872	1.54			2,891
Clearmind	Shares	NasdaqCM	7,462	1.68			12,517
Clearmind	Options (Non-traded)		2,241	0.18			411
Automax	Shares	TASE	3,089,222			0.26	227,097
Automax	Convertible bonds	TASE	22,500			0.98	6,141
Hydreight Technologies - NURS	Shares	TSXV	255,300		1.67		305,290
Tondo Smart	Shares	TASE	73,661			5.02	102,616
Elbit Imaging	Shares	TASE	437,361			6.38	775,643
Elbit Medical	Shares	TASE	160,902			0.19	8,559
Bubbles	Shares	TASE	1,236,000			0.35	118,822
SciSparc	Shares	NasdaqCM	3,231	0.72			2,334
Viewbix	Shares	OTC	100,732	0.25			25,183
Viewbix	Options (Non-traded)	OTC	200,000	0.01			1,125
Viewbix	Options (Non-traded)	OTC	100,732	0.08			8,558
Plantify Foods, Inc	Shares	TSXV	533,333		0.28		106,831
Inspira Technologies Ltd	Shares	NasdaqCM	—	0.98			—
Inspira Technologies Ltd	Options (Non-traded)	NasdaqCM	371,429	0.21			76,438
ParaZero Technologies	Shares	NasdaqCM	730,188	1.64			1,195,633
Total			7,618,307				3,464,755

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